OFFERING MEMORANDUM DATED DEC. 30, 2024



ProVEDA CORPORATION

495 GRAND BLVD

SUITE 206

MIRAMAR BEACH, FL 32550

https://proveda.com/

Up to $1,499,998.40 of non-voting Common Stock

Offering Price Per Share: $1.70

Target Amount: $9,999.40

Target Number of Shares: 5,882 shares of Non-Voting Common Stock

Minimum Investment Amount Per Investor: $249.90 (147 shares of Non-Voting Common Stock)

ProVEDA CORPORATION is offering up to a maximum of $1,499,998.40 worth of Non-Voting Common Stock (the "Offering"). The minimum target amount under this Regulation CF offering is $9,999.40 (the "Target Amount"). The Company must reach its Minimum Target Amount of $9,999.40 by April 30, 2025, the end date of the offering (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. Unless the Company raises at least the Minimum Target Amount of $9,999.40 under the Regulation CF offering by April 30, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

 A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the securities. The rights and obligations of any purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

Minimum $ Amount of the Securities Offered	$9,999.40
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	5882
Maximum $ Amount of the Securities Offered	$1,499,998.40
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	882,352
Price Per Security	$1.70
Minimum Purchase Price	$249.90
Offering Deadline	April 30, 2025

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

TABLE OF CONTENTS

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE COMPANY AND ITS BUSINESS

Overview of ProVEDA Corporation

ProVEDA Corporation stands at the forefront of blending ancient Ayurvedic wisdom with contemporary scientific discovery to meet the modern world's wellness and pain relief needs. Founded on the principle that natural, earth-based remedies can offer profound healing benefits, ProVEDA has dedicated itself to developing professional-grade therapeutic products that are both safe and effective. At the heart of ProVEDA's innovation is the proprietary Maximum Absorption Technology™, a testament to the company's commitment to delivering fast-acting, deep relief through its flagship product, ProVEDA® Max Pain Relief Cream.

Crafted in partnership with the Dabur Research Foundation, a global authority in Ayurvedic medicine, ProVEDA® Max is a harmonious blend of traditional Ayurvedic ingredients such as camphor and menthol—recognized by the FDA as effective topical analgesics—with the latest advancements in plant stem cell research. This synergy not only honors the rich heritage of Ayurvedic practices but also advances its application in today's health-conscious market.

Manufactured in FDA-registered facilities in the United States, ProVEDA upholds the highest standards of quality and regulatory compliance.

By marrying the ancient with the modern, ProVEDA Corporation not only pays homage to the timeless healing traditions of Ayurveda but also paves the way for the future of holistic health and wellness solutions.

Market Validation

In assessing the market dynamics for ProVEDA Corporation, it's pertinent to delve into the specifics of the topical pain relief market. This segment is crucial for understanding the company's strategic positioning and potential for growth, given its focus on developing and marketing topical pain relief products.

Market Size:
The topical pain relief market has demonstrated robust performance, with a market size valued at $10.2 billion in 2023[1]. This valuation reflects the substantial consumer demand for non-invasive, easily applicable solutions for pain management, which are preferred for their convenience and localized effect without the systemic side effects often associated with oral medications.

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[1] https://www.futuremarketinsights.com/reports/topical-pain-relief-market

Growth Projections:
Looking forward, the market is anticipated to reach a value of $14.7 billion by 2030. This projection is underpinned by a global market growth rate, or Compound Annual Growth Rate (CAGR), of 5.4% from 2023 to 2030[2]. Such growth is indicative of a strong and expanding interest in topical pain relief solutions, bolstered by innovations in product formulations and delivery mechanisms.

Historical Growth:
Reflecting on the market's recent history, the CAGR from 2018 to 2022 was recorded at 5.3%. This consistent growth trajectory highlights the enduring appeal and effectiveness of topical pain relief products among consumers, as well as the sector's resilience in the face of changing healthcare trends and economic fluctuations.

Market Dynamics:
Several factors contribute to the ongoing expansion of the topical pain relief market. These include an aging global population increasingly prone to chronic pain conditions, heightened consumer awareness regarding the health risks associated with prolonged use of oral painkillers, and a general trend towards self-care and over-the-counter (OTC) healthcare products. Moreover, advancements in formulation technologies, such as ProVEDA Corporation's proprietary Maximum Absorption Technology™, promise enhanced efficacy of topical treatments, further driving consumer interest and market growth.

For ProVEDA Corporation, the positive outlook of the topical pain relief market signifies a tremendous opportunity. The company's unique product offerings, which combine traditional Ayurvedic ingredients with modern scientific advances like plant-based stem cells, are well- positioned to meet the growing consumer demand for effective, natural, and easy-to-use pain management solutions. By capitalizing on the expanding market and the shift towards topical treatments, ProVEDA has the potential to establish a strong foothold in the sector and achieve significant growth in the coming years.

Growing List of Use Cases

Here's a concise list of use cases for ProVEDA's MAX Pain Relief Cream, illustrating its versatility and effectiveness across various scenarios:

Chronic Pain Management: For individuals experiencing chronic pain conditions, applying the cream regularly can provide sustained relief, improving quality of life and mobility.

Arthritis Relief: Customers with arthritis can apply the cream to affected joints for immediate relief from pain and inflammation, enhancing joint movement.

Stiff Neck and Shoulders: Ideal for office workers or individuals with tension in their neck and

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[2] https://www.persistencemarketresearch.com/market-research/topical-pain-relief-market.asp

shoulders, the cream can be used to alleviate stiffness and discomfort.

Recovery from Physical Work: Manual laborers or individuals engaging in physically demanding work can use the cream post-work to reduce soreness in the muscles and joints.

Athletic Performance and Recovery: Athletes can apply the cream before and after workouts or sports activities to reduce pain and inflammation and potentially accelerate recovery from muscle strain.

Post-Surgery Recovery: To minimize discomfort during rehabilitation, the cream can be applied around the affected area (as per medical advice).

Menstrual Cramps: Women experiencing menstrual cramps can find relief by applying the cream to the lower abdomen, easing pain from muscle contractions.

Headache and Migraine Relief: For tension headaches or migraines, applying the cream to the temples or neck area can provide relief by reducing pain and inflammation.

Elderly Care: Elderly individuals suffering from various aches and pains can use the cream to reduce discomfort from conditions like sciatica or osteoporosis, which could improve mobility and quality of life.

Milestones

As of the date of this Offering Memorandum, ProVEDA CORPORATION has achieved noteworthy milestones including the following:

Entered into an R&D agreement with the world's leader in plant-based therapeutic product solutions.

 Met FDA active ingredient requirements which enables "pain relief" claims as an OTC product.

Filed IP on maximum pain relief formula that includes a proprietary transdermal delivery system.

ProVEDA has been issued the trademark for "ProVEDA"

Applied for multiple additional trademarks.

Completed comprehensive safety, efficacy & stability tests on all current products. Developed premium packaging for optimal branding.

Contracted with leading US-based manufacturing partner and produced initial inventory.

Built supply chain process with redundant suppliers of all ingredients.

Secured Boomer Esiason as host and produced a 30-minute infomercial, which ProVEDA plans to start broadcasting in the third quarter of 2024.

Built high profile, proactive, independent, value-added board of directors.

Market and Competition for ProVEDA MAX Pain Relief Cream

Market Overview

The market for pain relief solutions is vast and diverse, encompassing a wide range of products from pharmaceutical drugs to natural remedies. Within this broad spectrum, the topical pain relief segment represents a significant and growing niche. Consumers are increasingly seeking out alternatives to oral medications, driven by concerns over side effects and a preference for targeted treatments. This shift is underscored by a growing awareness of the benefits of natural and holistic approaches to pain management, including the use of herbal extracts, essential oils, and other natural compounds.

Market Trends

Shift Towards Natural and Non-Invasive Solutions: There is a noticeable trend towards natural health products, as consumers become more health-conscious and wary of the chemical compositions of traditional medicines.

Aging Population: An aging global population is contributing to the rise in demand for pain relief solutions, particularly those that cater to chronic conditions such as arthritis and joint pain.

Innovation and Technology Integration: Advances in formulation technology and delivery mechanisms are enhancing the efficacy and appeal of topical pain relief products.

ProVEDA's Position in the Market

ProVEDA Corporation enters this market with a unique value proposition: combining traditional Ayurvedic ingredients with modern scientific discoveries, such as plant stem cells, enhanced by its proprietary Maximum Absorption Technology™. This blend of old and new positions ProVEDA's MAX Pain Relief Cream not just as another topical pain relief product but as a pioneering solution in the natural remedies space.

Competition Analysis

Pharmaceutical Giants: ProVEDA faces competition from established pharmaceutical companies that offer a wide range of pain relief medications, including topical options. These companies possess significant market share, extensive distribution networks, and substantial R&D capabilities.

Natural Health Brands: A growing number of brands are focusing on natural and holistic health products. These competitors range from startups to established companies expanding their product lines to include natural remedies.

Competitive Advantages

Unique Formulation: ProVEDA's blend of Ayurvedic principles and plant-based stem cells, supported by its absorption technology, sets it apart from both traditional pharmaceuticals and other natural remedies.

Focus on Safety and Efficacy: By leveraging natural ingredients known for their safety profile and effectiveness, ProVEDA meets the growing consumer demand for health-conscious solutions.

Innovative Packaging: The use of airless containers not only preserves the product's efficacy but also aligns with consumer preferences for sustainable and convenient packaging.

Challenges and Opportunities

While ProVEDA has clear strengths, it must navigate challenges such as market saturation, regulatory hurdles and the need to build consumer trust in a competitive landscape. However, the company's innovative approach and commitment to natural, effective pain relief present significant opportunities for growth, particularly among health-conscious consumers and those seeking alternatives to pharmaceuticals.

In conclusion, ProVEDA Corporation is well positioned to make a significant impact in the topical pain relief market, with its unique product offerings and a clear understanding of the competitive landscape. The company's commitment to innovation, combined with the growing consumer demand for natural pain relief solutions, sets the stage for a promising trajectory in the health and wellness industry.

ProVEDA CORPORATION Advantages

ProVEDA Corporation distinguishes itself in the wellness industry through a unique blend of ancient wisdom and modern science, offering a range of advantages that cater to the evolving needs of health-conscious consumers. Here's an overview of the key strengths that set ProVEDA apart:

Holistic Approach to Pain Relief: Central to ProVEDA's philosophy is the integration of Ayurvedic medicine, one of the world's oldest holistic healing systems, with contemporary scientific discoveries such as plant-based stem cells. This holistic approach ensures products are not only effective but also nurtures overall well-being.

Proprietary Maximum Absorption Technology™: ProVEDA's innovative delivery system ensures that its natural ingredients are absorbed quickly and efficiently, providing fast-acting relief that penetrates deeply to address pain at its source. This technology represents a significant advancement in topical pain relief, enhancing the bioavailability and effectiveness of key ingredients.

Commitment to Quality and Safety: Products are manufactured in FDA-registered facilities under strict CGMP compliance, emphasizing ProVEDA's commitment to the highest quality control

standards. This rigorous approach to product development and manufacturing instills confidence in consumers seeking safe and reliable wellness solutions.

Adherence to Regulatory Standards: ProVEDA proactively complies with state-specific regulations and openly communicates the status of its products regarding FDA evaluation. This transparency and adherence to legal standards protect consumers and reinforce the company's integrity.

Sustainable and Consumer-Friendly Packaging: ProVEDA's use of airless containers not only protects its products from contamination, ensuring their efficacy and longevity, but also aligns with environmental sustainability efforts. The packaging design facilitates ease of use and precise dosing, enhancing the overall consumer experience.

Educational Engagement: ProVEDA goes beyond selling products by educating consumers on the benefits of Ayurvedic ingredients and how their proprietary technology works. This educational commitment empowers consumers to make informed decisions about their health and wellness.

Through these advantages, ProVEDA Corporation not only stands as a leader in natural wellness solutions but also paves the way for future innovations in holistic health, setting new standards for efficacy, safety, and consumer education in the industry.

Employees

The company does not currently have any employees.

Regulation

ProVEDA Corporation navigates the complex and evolving regulatory landscape with a commitment to compliance, safety, and transparency, ensuring its products meet the highest standards for consumer use. This dedication to regulatory excellence is a cornerstone of ProVEDA's operational strategy, reflecting its role as a trusted provider of natural wellness solutions.

FDA Oversight and Compliance

ProVEDA's product portfolio, especially its flagship ProVEDA® Max Pain Relief Cream, adheres to the U.S. Food and Drug Administration (FDA) guidelines. This adherence underscores the company's commitment to providing products that are not only effective but also meet stringent safety standards.

ProVEDA ensures that all ingredients, including camphor and menthol, are recognized by the FDA as safe and effective for pain relief, establishing a foundation of trust and efficacy.

Quality Assurance and CGMP Compliance

Manufacturing in FDA-registered facilities under strict CGMP compliance, ProVEDA sets a high bar for product quality and consistency. This commitment to Good Manufacturing Practices ensures that every product batch meets rigorous standards, from ingredient sourcing to final packaging, emphasizing ProVEDA's dedication to the highest levels of product integrity.

Intellectual Property

ProVEDA Corporation has filed a patent on the transdermal delivery system and formula on April 26, 2023. ProVEDA Corporation's commitment to integrating traditional Ayurvedic practices with modern scientific innovations is exemplified through its flagship product, ProVEDA® Max. This product embodies the company's approach by incorporating FDA-approved traditional analgesics like camphor and menthol, deeply rooted in Ayurvedic medicine and plant stem cells.

Ayurvedic Foundations with Modern Enhancements

The foundation of ProVEDA® Max lies in Ayurveda, one of the world's oldest holistic healing systems, recognized in India and used daily by over a billion people. By combining elements such as camphor and menthol with the latest in plant stem cell science, ProVEDA® not only pays homage to Ayurvedic traditions but also advances them, bringing ancient wisdom into the modern age of wellness.

Proprietary Maximum Absorption Technology™

A pivotal aspect of ProVEDA®'s intellectual property portfolio is its proprietary Maximum Absorption Technology™. Developed in partnership with the Dabur Research Foundation, a global leader in Ayurvedic science, this technology optimizes the delivery of active ingredients through a three-phase procedure that ensures fast penetration and deep absorption. This innovative system allows the therapeutic benefits of menthol and camphor to be maximally realized, providing customers with swift and enduring relief.

ProVEDA Corporation has skillfully blended ancient Ayurvedic principles with cutting-edge technology and stringent regulatory compliance. This multifaceted approach not only distinguishes

ProVEDA® products in the wellness industry but also establishes a robust framework for protecting and advancing the company's innovative contributions to natural health and pain relief.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not lease, rent, or own any property at this time.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

<u>Risks Related to the Company</u>

Liquidity and Sustainability. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding offering, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

Our business projections are only projections. There can be no assurance that the Company's business will meet our projections. Nor can there be any assurance that the Company will be able to have a significant number of customers to be able to meet our projections and make a profit.

Our ability to generate revenue to support our operations is uncertain. We are in the early stage of

our business and have a limited history of generating revenues. We have a limited operating history upon which you can evaluate our potential for future success, and we are subject to the additional risks affecting early-stage businesses. Rather than relying on historical information, financial or otherwise, to evaluate our Company, you should evaluate our Company in light of your assessment of the growth potential of our business and the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control. Early-stage businesses in rapidly evolving markets commonly face risks, such as the following:

- unanticipated problems, delays, and expenses relating to the development and implementation of their business plans;

- operational difficulties;
- lack of sufficient capital;

- competition from more advanced enterprises; and

- uncertain revenue generation.

If we are unable to obtain additional capital, our business operations could be harmed. The expansion of our business will require additional funds to support product development, customized deployment and accounts receivable. In the future, we expect to seek additional equity or debt financing to provide for our working capital needs. Such financing may not be available or may not be available on satisfactory terms to us. If financing is not available on satisfactory terms, we may be unable to expand our operations to achieve our objectives. While debt financing will enable us to expand our business more rapidly than we otherwise would be able to do, debt financing increases expenses and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our stockholders.

The recent global financial crisis has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit. There have also been significant fluctuations in equity capital markets including the market for initial public offerings (IPOs) that have restricted the amount of capital available to invest in early-stage companies. Recent geo-political events have also given rise to concerns that the worldwide economy may enter into a prolonged recessionary period, and these concerns may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies, may require us to delay, scale back, or eliminate some or all of our operations, which may adversely affect our financial results and ability to operate as a going concern.

We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin off businesses, which could cause us to incur significant expenses and could negatively affect profitability. We may pursue acquisitions, technology-licensing arrangements, and strategic alliances, or dispose of or spin-off some of our businesses or products as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at

all, and may not realize the expected benefits. If we are successful in making an acquisition, the products and technologies that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our common stock in the future may result in dilution to existing stockholders. Furthermore, there is no assurance that we will not incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common stock.

If we obtain debt financing, we will face risks associated with financing our operations. If we obtain debt financing, we will be subject to the normal risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest and the risk that we will not be able to renew, repay, or refinance our debt when it matures or that the terms of any renewal or refinancing will not be as favorable as the existing terms of that debt. If we enter into secured lending facilities and are unable to pay our obligations to our secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern. Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2023 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

If we experience rapid growth and we are not able to manage this growth successfully, this inability

to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Other factors can have a material adverse effect on our future profitability and financial condition. Many other factors can affect our profitability and financial condition, including:

- changes in the creditworthiness of counterparties that the Company transacts business with;
- difficulties related to our information technology systems, any of which could adversely affect business operations, including any significant breakdown, invasion, destruction, or interruption of these systems;
- changes in business, economic, and political conditions, including: war, political instability, terrorist attacks in the U.S. and other parts of the world, the threat of future terrorist activity in the U.S. and other parts of the world and related military action; natural disasters; pandemic; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and, pressure from third-party interest groups;
- changes in our business and investments and changes in the relative and absolute contribution of each to earnings and cash flow resulting from evolving business strategies, changing product mix, changes in tax rates and opportunities existing now or in the future;
- changes in the rate of inflation, interest rates and the performance of investments held by us;
- changes in credit markets impacting our ability to obtain financing for our business operations;
- changes in, or interpretations of, laws and regulations including changes in accounting standards and taxation requirements;
- legal difficulties, any of which could preclude or delay commercialization of products or technology or adversely affect profitability, including claims asserting statutory or regulatory violations, adverse litigation decisions, and issues regarding compliance with any governmental consent decree;
- trademarks, copyrights and other intellectual property could be unenforceable or ineffective; or
- vulnerability to hackers and cyber-attacks.

Our business is at an early stage of development, and we may not develop products or services that can be commercialized, and we have a limited operating history. Our business is at an early stage of growth. Because we have little operating history, you will have difficulty evaluating our business and future prospects, and we cannot predict if or when we will achieve profitability.

As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the challenges, unanticipated expenses, staffing difficulties, product development complications, and schedule delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of customers and paid subscribers.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions. We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Leverage. Early-stage ventures may be highly leveraged. The leveraged capital structure of such ventures will increase the exposure of these companies to adverse economic factors such as rising interest rates, high unemployment rates, difficulty accessing capital or credit, or deterioration in the condition of the operating company or its industry.

Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

- our ability to grow the number of our customers and their engagement;
- the pricing of our product;

- our inability to generate revenue; changes to our product or the development and introduction of new products or services by us or our competitors;
- user behavior or changes to our product that may reduce traffic to our product;
- increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations;
- costs related to our safety, security, and content review efforts;
- our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner;
- system failures or outages or government blocking, which could prevent us from operating for any period of time;
- breaches of security or privacy, and the costs associated, with any such breaches and remediation;
- changes in the manner in which we distribute our product or inaccessibility of our product due to third party actions;
- fees paid to customers or third parties for content;
- adverse litigation judgments, settlements, or other litigation-related costs;
- changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;
- the overall tax rate for our business;
- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period;
- changes in U.S. generally accepted accounting principles; and
- changes in global business or macroeconomic conditions.

The Company depends on key personnel and faces challenges recruiting needed personnel. The Company's future success depends on the efforts of its Co-CEO's, Rowland Hanson and R Scott Grizzle. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Economic Interest of the Board of Directors. The existence of the Board of Directors' interests in the distributions of the Company may create an incentive for the Board of Directors to make riskier and more speculative investments and business decisions on behalf of the Company than it would otherwise make in the absence of such a performance-based arrangement.

Ecosystem Development. The Board of Directors anticipates engaging in activities that they believe will promote the growth and development of the markets in which the Company will operate, which may include advising non-profit entities, debt providers, regulatory agencies, larger corporations, and other service providers, among other activities. While the Board of Directors believes that such

activities will ultimately be beneficial to the Company's business plan, there can be no assurance that such activities will increase returns, if any, to the shareholders. Additionally, it is anticipated that such activities will reduce the amount of time some or all of the Board of Directors will specifically devote to the activities of the Company.

Side Agreements. In accordance with common industry practice, the Board of Directors may, on behalf of the Company, enter into one or more "side letters" or similar agreements with certain members pursuant to which the Board of Directors grants to such shareholder(s), on behalf of the Company, specific rights, benefits, or privileges that may not be made available to other shareholders. As a result, you may not be in the same position as other shareholders to protect your investment in the Company and may face a disproportionate risk of loss in comparison to investors granted such rights, benefits, or privileges.

Reserves. As is customary in the industry, the Board of Directors expects to establish reserves, at the discretion of the Board of Directors, for additional capitalization of subsidiary or related operating companies, operating expenses, Company liabilities and other matters. Such reserves will reduce amounts that would otherwise be distributed to the shareholders. Furthermore, accurately estimating the appropriate amount of such reserves is difficult. If the Board of Directors is unable to properly keep the appropriate amount of reserves, the Company's return to the shareholders would be adversely affected. For example, if reserves are insufficient, the Company may be unable to additionally capitalize a venture, possibly causing adverse consequences to the venture's performance, and negatively impacting its ability to make a return to the Company. By contrast, if reserves are excessive, the returns to the shareholders will have been delayed while the Company holds unnecessary amounts of capital in potentially low-yield accounts.

Diverse Shareholder Group. The shareholders may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual shareholders may relate to or arise from, among other things, the nature of business decisions made by the Company, and the structuring or the acquisition of technologies and projects. In selecting and structuring ventures appropriate for the Company, and otherwise while acting in its capacity as Board of Directors of the Company, the Board of Directors will consider the business and tax objectives of the Company, and not the business, tax or other objectives of any shareholder individually.

We may operate in foreign jurisdictions in the future. The Company will be required to comply with the laws of those jurisdictions, including requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically.

Our business is and may become subject to complex and evolving U.S. and foreign laws and regulations regarding healthcare, pharmaceuticals, data use and data protection, competition, safety and consumer protection, e-commerce, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our products and business practices, monetary penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise harm our business.

We are and may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business and business plan, including healthcare, pharmaceuticals, intellectual property, advertising, marketing, distribution, data security, electronic contracts and other communications, competition, consumer protection, product liability, e-commerce, taxation, economic or other trade controls including sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign healthcare, pharmaceutical, competition, consumer protection, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the highly regulated industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. For example, regulatory or legislative actions or litigation affecting the use of our ingredients in our products could adversely affect customer growth and revenue. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that may become critical to our operations, including data shared between countries or regions in which we operate or will operate and data shared among our products and services.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, loss of revenue, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

In addition, compliance with regulatory and legislative pharmaceutical requirements require significant operational resources and modifications to our business practices, and any compliance failures may have a material adverse effect on our business, reputation, and financial results.

The elimination of monetary liability against our directors, officers, and employees under Delaware law and the existence of indemnification rights to our directors, officers, and employees may result in substantial expenditures by our Company and may discourage lawsuits against our directors, officers, and employees. Our organizational documents contain a provision permitting us to eliminate the personal liability of our directors to our Company and shareholders for damages for breach of fiduciary duty as a director or officer to the extent provided by Delaware law. We also have contractual indemnification obligations under our employment agreements with our officers. The foregoing indemnification obligations could result in our Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit our Company and shareholders.

Negative Social Media, Public Commenters and News Coverage. Interest in our service among our potential customers may be reduced by criticism, negative reviews, mockery, denigration, libel, or slander either of our products or business directly or of our customers. These unfavorable views or insults may be aired by online communities, celebrities, influencers, journalists, comedians, fictional characters, effected personas, sock puppet accounts, astroturfing campaigns, artificial intelligence services and use or misuse thereof, and accurate or inaccurate summation of online reviews or widespread sentiment via tools used by popular retailers and review aggregators. Regardless of the merit of the claims, views, and insults levied by the detractors of our products, business, or customers, they may reduce the interest of current and potential customers in our products, pressure our partners or employees to stop selling or promoting our products, or cause our customers to hide their use and positive view of our products such that we do not benefit from the natural marketing and positive word-of-mouth that satisfied customers usually convey. Furthermore, public misuse and abuse of our products may cast suspicion on its benefits, emphasize alleged or supposed downsides, or confuse our potential customers as to the purpose and use of our products. If similar products or businesses fail or commit public malfeasance, the resulting negative news or commentary may not distinguish between related businesses and products such as our own, damaging our reputation and that of our products by association.

Inclement Weather, Natural Disasters, or other Acts of God. Hurricanes, tornadoes, flooding, thunderstorms, blizzards, fires, droughts, tsunamis, extreme heat, extreme cold, hail storms, other adverse terrestrial weather events, earthquakes, sinkhole collapse, glacial calving, landslides, volcanic eruptions, meteor or space debris strikes, solar flares or storms, other space weather events, and other Acts of God may disrupt our operations, destroy assets, or harm employees of both Company and partners such that Company's opportunity for profit is diminished or lost.

War, Terrorism, and other Acts of Violence or Enduring Conflicts. New declared or undeclared wars, expansions or changes in the nature of existing wars, terrorism, other campaigns of violence or

individual violent events by groups or individuals, or other sudden or enduring human conflicts may have unpredictable impacts on our business ranging from small disruptions to the loss of the entire business.

Risks Related to the Products

Competition and Anti-Competitive Power of Large Health and Wellness Companies. We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. Globally, the health and wellness sector is intensely competitive. The principal competitive factors in this industry include customer acquisition, pricing, ability to produce effective and compelling products and responsiveness to customer preferences. If we cannot adequately compete with pricing and interest, it could adversely affect our results of operations.

The health and wellness industry is also dominated by a relatively small number of very large companies with significant power to disrupt or destroy or create competition for smaller and newer companies. Whether intentionally or unintentionally, these companies may take any number of actions which have the result of damaging the Company's business and reducing or eliminating our opportunity for profit.

Health and Wellness Companies are High Risk. The health and wellness market is a dynamic and highly competitive segment in which both new and established companies face stiff regulatory, economic and competitive challenges compared to many other industries and the risk of failure with limited or no returns to investors is relatively high.

Emerging Competitors and Technological Advancements in Wellness. The Company operates in a dynamic and competitive environment where new discoveries and technological innovations could potentially introduce products that rival or surpass its offerings in effectiveness, cost, or consumer appeal. Developments in natural health sciences, pharmaceuticals, or breakthroughs in pain relief technology pose a constant challenge. If competitors leverage such advancements to create products that are perceived as more effective, safer, or more affordable than the Company's, the Company may face significant pressure.

Market Dominance and Strategic Moves by Health Product Manufacturers. The Company operates in a market where a limited number of large entities dominate the production and distribution of health and wellness products, including over-the-counter medications, natural remedies, and technologically advanced therapeutic devices. These major manufacturers and distributors have the capacity to either directly compete with the Company by launching similar or superior products, or indirectly affect the Company's market presence by favoring competitors through exclusive partnerships, distribution agreements, or marketing initiatives. Furthermore, changes in industry standards, regulatory policies, or shifts in consumer access to key natural ingredients due to proprietary claims or exclusive sourcing rights could undermine the Company's operational effectiveness and market position. Such actions, especially if aimed at promoting their own or a partner's service, could make it challenging for the

Company to maintain or grow its customer base, potentially impacting its profitability and long-term viability in the wellness market.

Competition with other Pharmaceuticals, Treatments and Interventions. Many other products, services, treatments, pharmaceuticals, and interventions are capable of similar or related pain relief and anti-inflammation results like Company's products. If new products or treatments using the same or a similar cause of action are invented, marketed, or popularized, the competition may reduce the sales of our product. Competing products or treatments may have or be widely believed to have a more efficacious or well-tolerated formulation of some or all of the primary ingredients in our product, and thus reduce the sales of our product. Competing products or treatments may benefit from a different method or delivery, including but not limited to patch, spray, or injection, which may prove popular with our potential customers and reduce the sales of our product. Other treatments or pharmaceuticals may be invented, marketed, or popularized such that they have or are widely believed to have greater effect, fewer side effects or risks, less onerous treatment method or frequency, and as a result reduce the sales of our products. Other pharmaceuticals or treatments that may or may not be otherwise related to our product but do interact with our product such that they reduce its efficacy or increase its side effects may become popular among our potential customers, reducing the sales of our products as a result. Home or DIY treatments may use similar ingredients and may become popular regardless of their efficacy and side effects, leading to reduced sales of our product.

Competition from Established Wellness and Therapeutic Brands. The Company faces intense competition from existing brands in the wellness, natural health products, and therapeutic sectors, including but not limited to well-established pharmaceutical companies; natural remedy providers such as Bengay, IcyHot, BioFREEZE, and Aspercreme; and a host of other companies. These competitors, which might encompass industry giants with extensive research capabilities and deep market penetration, offer a wide range of health solutions that directly compete with the Company's offerings. The Company's challenge is to distinguish itself in this crowded marketplace, offering unique value propositions that can attract and retain customers despite the competitive pressures. Success in this endeavor is not guaranteed, and the company's ability to secure a profitable market position will depend on its continuous innovation, effective marketing strategies, and ability to respond to consumer needs and industry trends.

Reliance on Partners and Other Businesses. Our business relies on other businesses including but not limited to ingredient and packaging manufacturers and other service providers. The supply chains and manufacturing integrations required to bring our products to market and maintain or improve their attractiveness to customers are vulnerable to disruption if our partners cease to do business with us, fail to live up to their contractual obligations, fail to perform through no fault of their own, or change the terms under which they are willing to do business with us such that we have limited or no opportunity for profit.

Undetected Issues in Production Formulation or Efficacy. The Company faces potential risks from undiscovered issues in product formulations or efficacy. Challenges such as ingredient interactions, purity, and stability could undermine the effectiveness and safety of its products. If such problems arise, they could lead to consumer dissatisfaction, legal liabilities, or damage to the Company's brand reputation, impacting its competitiveness and profitability.

Undiscovered Product Problems or Limitations. Our products' viability or popularity could be threatened if mild or serious side effects are discovered as the products are used by larger numbers of people over longer period. Our products' efficacy could prove to be lower than is currently believed over similar longer term use. Future studies could disconfirm the current results showing the efficacy of our products' ingredients, or discover other side effects from its use. Our product may not be well tolerated or may be less efficacious for a particular portion of our potential customers due to individual differences in their lifestyle, activities, genetics, body composition, age, medical conditions, medications or other treatments, other factors not yet determined, or a combination thereof. Any of these currently unknown problems or limitations could lead to liabilities or make our product less viable or popular in the market, both of which may cause diminished or no profits.

Shifts due to Advances or Commercialization of New or Old Technologies. In the dynamic landscape of the health and wellness industry, the Company recognizes the potential for disruption through the emergence or reinvigoration of technologies and business models. Continuous advancements in areas such as biotechnology, natural product extraction methods, wearable health devices, and holistic health products could alter consumer preferences and expectations. While the Company's foundation in Ayurvedic principles and proprietary technologies positions it strongly, novel scientific discoveries and technological innovations may challenge or disrupt the Company's position. These shifts could impact the relevance and uniqueness of the Company's products, potentially affecting its business model and profitability.

Loss, Unauthorized Access, Corruption, Tampering or Poisoning of Data. The integrity of Company's business relies in part on the secure storage of information including but not limited to the identifying information of individual customers, product formulations and recipes, and other trade secrets. If data in Company's custody or held on Company's behalf by another entity or service is lost, damaged, spoof, copied, viewed without authorization, tampered with or poisoned by a malicious actor, altered through unintended or ill-considered action, corrupted through technical or hardware errors, or is known or accused of being vulnerable to or having suffered such, Company's business may be damaged and opportunity for profit may be diminished or eliminated as a result.

Our Business is Subject to Extensive Governmental Regulation, Which Can Be Costly, Time Consuming, and Could Subject Us to Unanticipated Delays. The health and wellness industry is subject to strict national and local laws and regulations. While the products have been designed to accommodate existing laws and regulations, it is possible that laws and regulations may be amended, additional laws and regulations may be enacted, and the policies and subject enforcement decisions of governments and regulatory agencies may change. Any changes in the regulatory environment could

result in reduced profitability or even foreclose the business model created for the products which could result in reduced or eliminated potential for profit.

Changed Regulatory Regime or Classification. The cost and time to bring our products to various markets depends on how it is regulated by local and national authorities. If regulatory requirements and restrictions change due to the decisions or regulatory bodies, changes in laws or international agreements, then sales of our product may be delayed or diminished. Regulatory bodies may require additional studies or analysis to prove our product's safety, efficacy, and our advertising claims about such before or after our product is for sale, especially if any safety or compliance issues are identified or suspected of ourselves, our manufacturers, our packagers, or our distributors. Regulatory bodies may change the classification of our product such that much stricter safety, efficacy and compliance standards are required. If the time and cost associated with regulatory compliance is too high, then Company may earn diminished or no profits.

Adverse Actions by Government Agencies. Governments that wish to access or manipulate the Company's data may employee their legal authorities, attempt to apply public pressure, move to change laws or regulations, or even act extrajudicially in order to make use of the Company's data in ways that may hamper the Company's ability to do business or reduce trust in the Company's ability to remain independent and protect its trade secrets and its customers' data and identifying information.

Insider Threats. Directors, employees, contractors, suppliers, manufacturers, or others who have received access or knowledge of our internal systems and procedures in the normal course of business may attempt to use or sell their access or knowledge, or may fail to guard it. They may share details of our internal architecture or security mechanisms or perform tasks for external threats which amount to providing access to our systems with or without realizing the implications of their actions.

Failure, Malfunctioning and Unintended Behavior of Critical Software, Firmware or Hardware. Our business relies in various ways upon software, firmware, and hardware through which logical errors, security vulnerabilities, physical damage, usage in unforeseen circumstances, or operator error may cause unforeseen behavior which damages equipment, leads to uneconomical operation, reveals sensitive or secure information, undermines digital or physical security, endangers our employees, or otherwise negatively impacts the operation of our business.

We may have Liability Claims. Products related to health and wellness and pain mitigation carries some inherent, non-mitigable risks. As a result, liability claims may be brought against us. Because liability insurance is expensive and difficult to obtain, we may not be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Furthermore, if any claims are brought against us, even if we are fully covered by insurance, we may suffer harm such as adverse publicity.

Loss of Intellectual Property Protections. The Company's intellectual property is protected by a range of mechanisms including but not limited to copyright, registered trademarks, and patents in various

jurisdictions. These protections may be lost through multiple legal processes or through changes to laws or regulations governing the protections. Additionally, the value of our intellectual property protections may not be realized if those protections are not vigorously enforced in all jurisdictions, if we cannot afford to pursue enforcement when needed or bear the legal costs of litigation when required, or if litigation fails, takes too long to achieve a satisfactory judgement, results in an unsatisfactory judgement, or where even a satisfactory judgement is inadequate to remedy the damages we are caused through the unauthorized use of our intellectual property.

Risks Related to Certain Ingredients. Our products may contain a variety of ingredients which are subject to varying degrees of public controversy, government regulation, or limited supply. These may include but are not limited to camphor, menthol, essential oils, and plant stem cells. The safety and efficacy of these substances both as understood by the public and as determined by regulators may change with time such that they must be removed from our products, require our products to be reformulated generally, create liability for us, cause reputational harm, or increase the cost and complexity of complying with regulations. Furthermore, the quality and reliability of the supply of the ingredients available to us may change with time and regulations, forcing us to switch suppliers, reformulate our products, or remove them from sale.

Interactions with Other Medications or Medical Conditions. The ingredients in our products may interact with other medications or medical conditions such that these interactions cause or risk harm to our customers and cause us reputational harm, expose us to additional liability, or force us to reformulate our products or remove them from sale.

Topical therapeutic products, such as creams, ointments, and gels, carry inherent product liability risks due to their direct application to the skin and potential for causing adverse reactions. Manufacturers are responsible for ensuring that their products are safe, properly labeled, and free of defects. If a product causes harm—such as skin irritation, allergic reactions, or chemical burns—consumers may file lawsuits alleging negligence in product design, manufacturing, or insufficient warnings about potential risks. Even when products are used as directed, unforeseen issues like contamination or unanticipated interactions with other substances can expose companies to liability.

Risks Related to the Securities

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Difficulty Valuing Company Assets. Although the Company will endeavor to value its assets appropriately, the valuation of ongoing business operations is difficult to conduct with complete certainty.

The transferability of the Securities you are buying is limited. Any stock purchased through a crowdfunding campaign is subject to SEC limitations of transfer. This means that the shares that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

No Market for Interests; Restrictions on Transferability; No Withdrawal Rights. The Interests have not been registered under the 1933 Act or the securities laws of any state or other jurisdiction and cannot be resold unless they are subsequently registered under the 1933 Act and other applicable securities laws or an exemption from registration is available. It is not contemplated that registration of the Interests under the 1933 Act or other securities laws will ever be made effective. You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. There is no public market for the Interests and none is expected to develop. A shareholder also generally will not be permitted to assign its Interest without the prior consent of the Board of Directors. Consequently, shareholders may not be able to liquidate their Interests and must be prepared to bear the risks of owning their Interests for an extended period of time. Furthermore, withdrawals of shareholders from the Company generally will not be permitted, although the Company Bylaws may specify certain circumstances under which a shareholder may be entitled, or required, to withdraw from the Company. A withdrawn shareholder may not be entitled to immediate payment for its Interest. Any withdrawal of a shareholder may reduce the amount of Company capital available for investment or other activities.

There is a minimum $9,999.40 amount set as a condition to closing this Offering. Because this is a "best efforts" Offering with a ***$9,999.40*** minimum, we will have access to any funds tendered in excess of ***$9,999.40***. This might mean that very limited investments may be made in this Offering, leaving the Company without adequate capital to fully pursue its business plan described in this memorandum.

The Company's management has discretion as to use of proceeds. The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Non-Voting Common Stock hereby

will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Passive Investment in Interests. The Company Bylaws will not permit the shareholders to engage in the active management and affairs of the Company. The shareholders must rely on the ability of the Board of Directors to identify, structure, and make appropriate business decisions to generate a return for the Company.

Dilution to Existing Shareholders as a Result of Adding Shareholders. Shareholders will have their economic interest in the Company diluted as a result of later additional shareholders gaining an interest in the Company. Any such dilution may have a negative impact on any returns received by those Members who invested in the Company prior to other Members.

The Company has the right to limit individual Investor commitment amounts. The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early. If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering. The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and the price of the last capital raise of the Company. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two

classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager. Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager and may divert attention from management of the Company.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The

increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled *Credit Cards and Investments – A Risky Combination*, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company May Undertake an Offering under Regulation A in the Near Future. If the Company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, federal regulations obligate the Company to disclose more information than required for this Offering under Regulation Crowdfunding. Such information may be significantly more comprehensive and investors may have made a different investment decision if they had had access to such information.

Special Note Regarding Forward-Looking Statements. This Memorandum may contain forward-looking statements relating to future events or the future performance of the Company. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, prospective investors should specifically consider various factors, including the risks outlined in this Risk Factors section of the Memorandum. These risk factors may cause actual events or results to differ materially from any forward-looking statement. Although the Manager believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Moreover, neither the Company, the Manager, the Board of Managers nor any of their affiliates assume responsibility for the accuracy and completeness of the forward-looking statements. The Company, the Manager, the Board of Managers and their affiliates are under no duty to update any of the forward-looking statements after the date of this Memorandum to conform such statements to actual results or to changes in expectations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the subscription agreement which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a

federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our shares. We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt. The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price

unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth the officers and directors of the Company.

Officer Name	Position	Term of Office
R Scott Grizzle	Co-Founder, Co-Chairman & Co-CEO	May 15, 2020 - Present
Rowland Hanson	Co-Founder, Co-Chairman & Co-CEO	May 15, 2020 - Present
Lee Becker	Board Member	September 1st 2020 – Present
Bob Beaudine	Board Member	June 2, 2022 – Present
Chuck Hirsch	Board Member	February 7, 2022 - Present
Vince Gioe	Board Member	February 15, 2024 - Present

Rowland Hanson, Founder & Co-CEO & Co-Chairman

Rowland Hanson is a highly influential business strategist with a knack for transformative branding and marketing. His career kicked off with a significant achievement at Neutrogena Corporation, where his efforts as Vice President of Worldwide Marketing led to its lucrative acquisition by Johnson & Johnson. This success caught the eye of tech giants at Microsoft, where Hanson, as Vice President of Corporate Communications, named and launched the Windows brand, contributing massively to Microsoft's dominance in the tech world.

Hanson's strategic insights have benefited giants like Monsanto, IBM, and Nautilus (the creator of BowFlex), showcasing his versatility across industries. He's also lent his expertise to DreamWorks for the launch of products tied to blockbuster movies like Shrek and Madagascar, and has founded companies in partnership with United Airlines and associated with National Geographic, The Discovery Channel, NASCAR, and A&E, among others.

Beyond his consulting ventures, Hanson is a co-founder of Kisameet Glacial Clay Inc., founder and CEO of The HMC Company, and plays a vital role in the Microsoft Alumni Network & Foundation as a board member and trustee. His work continues to impact sectors ranging from healthcare to technology, emphasizing his belief in the power of strong branding and strategic partnerships.

Rowland Hanson, a graduate of Loyola Marymount University and the Wharton School of Business, embodies leadership marked by innovation and a forward-looking approach. Today, as he guides emerging companies and champions global health and education initiatives through the Microsoft Alumni Network & Foundation, Hanson's legacy as a strategic thinker and brand visionary remains unparalleled.

R Scott Grizzle Co-Founder & Co-CEO & Co-Chairman.

Scott Grizzle is a lifelong entrepreneur with a proven track record of success by bringing strong management teams and board of directors together across multiple industries.

Scott is the founder and CEO of Grizzle Capital, LLC. A consulting and investment firm focused on maximizing shareholder value for companies with a focus on managing finance, marketing, and legal for efficient business plan execution. Grizzle Capital, LLC has provided consulting for a broad range of industries from technology, aviation, alternative energy, healthcare, oil and gas and entertainment.

Scott Grizzle was also the founder of CallMD, an early telemedicine company. Scott Grizzle implemented a successful sales channel to major insurers, benefits providers, and a DRTV campaign, ultimately achieving the sale of one of the pioneers in telemedicine.

Scott Grizzle was also the founder and CEO of Chance Entertainment, LLC and developed a patent pending technology solution and services such as casting and location scouting for multiple aspects of entertainment including feature film productions and project development.

Scott Grizzle is currently the Co-Founder and Co-CEO of ProVEDA Corporation. ProVEDA Corporation stands at the forefront of blending ancient Ayurvedic wisdom with contemporary scientific discovery to meet the modern world's wellness and pain relief needs. Founded on the principle that natural, earth-based remedies can offer profound healing benefits, ProVEDA has dedicated itself to developing professional-grade therapeutic products that are both safe and effective. At the heart of ProVEDA's innovation is the proprietary Maximum Absorption Technology™, a

testament to the company's commitment to delivering fast-acting, deep, and long-lasting relief through its flagship product, ProVEDA® Max Pain Relief Cream.

Lee Becker, Board Member

Lee Becker, who helped create and launch the Boomer Esiason Foundation in 1993, continues to develop and focus on cultivating and maintaining relationships with supporters, future and current, while building programs that have positive results in the cystic fibrosis community. Lee also develops and directs marketing initiatives for long-time friend, and business partner, Boomer Esiason, among other entities, such as Alc-A-Chino, Broadridge, Digital Credit Union, National Football League, ProVEDA, Stanley Black & Decker, SuperCoffee, SuperQuickQuestion, TwistedCherries, Under Armour, and UnitedHealthcare. Lee is also a director for several non-profit organizations, which include the Bobby Scholl Foundation, Champions Action Network, Charlie's Huddle, and the Cystic Fibrosis Engagement Network.

Lee owned a printing and graphics company in Washington, D.C. In 1988, after completing his first year as a printing shop owner, he was named the industry's national rookie of the year and after that was frequently named one of the country's top 50 quick printers. The business was sold in 1997. After college, Lee joined Xerox, where he was consistently one of the company's top 20 reps of the 4,000 working nationwide.

Lee was a student trainer for the football team at the University of Maryland, where he graduated with a degree in marketing. He continues to be involved with Terrapins football team on a regular basis.

Today, Lee continues to be actively involved with youth sports. In 2006, he launched Ridge Youth Sports Inc., a non-profit youth sports program in Basking Ridge, N.J. This program, through successful football, cheerleading, lacrosse, softball, and basketball campaigns, currently has over 1,500 families participating and is one of the largest youth sports programs in the state.

Bob Beaudine, Board Member

Bob Beaudine, President and CEO of Eastman & Beaudine, is a nationally recognized search executive, author, and entrepreneur. Under Bob's leadership over the past four decades, Eastman & Beaudine has become one of the nation's leading executive search firms in professional and college sports and entertainment. After a decade of leading searches for mostly Fortune 500 companies, Bob helped pioneer executive search in professional sports when he was selected to lead the search for the Commissioner of Major League Baseball. *The Wall Street Journal* named Eastman & Beaudine the "top recruiting firm in college sports," and *Sports Illustrated* named Bob the "top front-office matchmaker in sports" as well as the "most influential man in sports you've never heard of." These accolades come as a result of Bob helping to shape the senior leadership teams of NBA, MLB, NFL, and NHL franchises and league offices, in addition to university athletic departments across the nation. Bob's experience also extends to the PGA Tour, USTA, PBR, U.S. Olympics, NASCAR, UFC, and sports- related non-profits among many others. Eastman & Beaudine is also home to an extensive

management consulting practice that has served dozens of the most recognizable global brands. Most recently, Bob founded EB 67 Holdings, LLC which retains equity interests in some of the sports industry's most promising emerging companies.

Bob is also the national bestselling author of *The Power of WHO!* and *2 Chairs*. He has been invited to speak to some of the world's most recognizable and innovating brands including Nike, AIG, ExxonMobil, Madison Square Garden, the Los Angeles Lakers, NBC, FOX, and Sabre, among others. Bob has keynoted summits for the likes of Major League Soccer, Sports Business Journal, the NCAA, and may others, and headlined the Texas Conference for Women, at the invitation of the First Lady of Texas. In addition, Bob has spoken to tens of thousands of college students at over 40 universities across the country. His national media appearances include The Today Show, Fox Business Network, Fox & Friends, The Dave Ramsey Show, CBN News, and CNBC's Power Lunch. Profiles of Bob have appeared in Sports Business Journal, Dallas CEO Magazine, and Success Magazine.

Bob's leadership extends into the community. He formerly served on the Board of Directors of the World Champion Texas Rangers during their run as back-to-back American League Champions and is currently on the Advisory Board of Directors for the Positive Coaching Alliance, the College Football Assistance Fund, and the Cox School of Business at SMU, his alma mater. He is the former Chairman of the Doak Walker National Running Back Award and Chairman of the Navy Seal Legacy Foundation Dinner. Bob and his wife, Cheryl, have been married over four decades and have three grown daughters and five grandchildren.

Chuck Hirsch, Board Member

Chuck Hirsch is Founder and Managing Partner of MHz International Group LLC. Prior to founding MHz he served as a Managing Director of Madrona Venture Group, a leading venture capital firm based in Seattle, Washington. Prior to this he was Chairman of Hirsch & Co., LLC, a Seattle-based venture consulting firm through which he advised a number of successful technology companies as well as prominent national investment firms.

He co-founded and was President of Dare to Dream Entertainment, which was acquired by Microsoft in 1995. Dare to Dream pioneered the use of wireless technology in the home entertainment market. The company's communication protocols enabled specialized devices to communicate with both televisions and personal computers.

In 1988, he helped to create, and became Executive Vice President of, the Amelior Foundation in New Jersey. Prior to this he served as Chief of Staff to the head of the Port Authority of New York and New Jersey, promoting international trade between the NY/NJ region and Asia in particular. A former White House Fellow in the offices of the U.S. Secretaries of Defense and the Navy, Mr. Hirsch was part of the executive team negotiating technology transfer agreements on major defensive weapon systems with the PRC.

He serves as Vice Chairman of the Board of the Microsoft Alumni Network, and is on the Board of Proveda. He was a long-standing member of the Board of Trustees of the Fred Hutchinson Cancer Research Center, the Board of Directors of the Institute for Systems Biology and the White House Fellows Association. Mr. Hirsch is a graduate of Williams College.

Vince Gioe, Board Member

Vince Gioe is currently CEO of Howie's Spiked, best known for their RTD brand Alc-A-Chino which encompasses a portfolio of premium spiked coffee lattes. He has stewarded significant growth during his tenure at the company, starting with availability in just a handful of states when entering the role in late 2022, to nearly half the country currently. His extensive beverage experience along with key product and packaging innovations for Alc-A-Chino are making his vision for "the Spiked Coffee Shop Experience" in RTD a reality.

His career also included over three decades of experience with global beverage giant Coca-Cola that provided Vince with a broad set of experiences in Coke's worldwide business, enabling a strong understanding of what's needed to deliver success. That experience included leadership of North American Mergers and Acquisitions, CFO of the US Foodservice and On-Premise Business, Director of Business Affairs (overseeing team handling Key Marketing Asset Deals), CFO of Worldwide Concentrate Manufacturing and Finance Director of Global Procurement.

Vince's extensive M&A experience (which covered a broad range of deals including bottlers, brands, licensing and emerging brand investments) gives him unique insights for what is required to successfully position a company with an emerging brand for a valuable exit.

Mr. Gioe graduated with top honors from Georgia Tech, has a CPA, and is on the board of ProVeda.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows the owners of more than 20% of Company's outstanding voting securities as of June 20, 2024:

Name and address of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering (outstanding shares only)
R. Scott Grizzle (through Grizzle Capital, LLC)	25,000,000 shares of Voting Common Stock	36.81%
Rowland Hanson	26,000,000 shares of Voting Common Stock	38.29%

The following table describes our capital structure as of June 20, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Reserved for Future Issuance – Option Plan and Conversion of Debt *	Available for Issuance**
Voting Common Stock	100,000,000	67,908,753	1,754,145	19,015.640
Non-Voting Common Stock	30,000,000	-0-	-0-	30,000,000
Voting Common Stock Warrants	0	11,321,462	-0-	0

* 1,754,145 shares of Voting Common Stock are reserved for shares issuable upon conversion of a convertible promissory note. 11,321,462 shares of Voting Common Stock are reserved for shares issuable upon exercise of common stock warrants.

** 705,882 shares of Non-Voting Common Stock reserved for this Offering.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation for a $9,999.40 Raise (Minimum Amount)	Percentage of Use of funds	Allocation for a $1,499,998.40 Raise (Target Amount)	Percentage Of Use Of Funds
Offering Costs (Intermediary Fees)	$849.95.00	8.5%	$127,499.86	8.5%
Marketing and Advertising	-		200,000.00	13.33%
Product Research & Development	-		200,000.00	13.33%
Operational	9149.45	91.50%	60,000.00	4.0%
General Working Capital	-		912,498.54	60.84%
Total	**$9,999.40**		**$1,499,998.40**	**100%**

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

General Working Capital to include and not be limited to Salaries, Scaling Production, and day-to-day operating expenses.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our

operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Financial statements

Our audited financial statements can be found in Exhibit A to the Form C of which this Offering Memorandum forms a part. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement. The Company reports its financial information on a calendar year basis. The following discussion also

includes information based on our unaudited operating data for 2023 and is subject to change once we complete an audit of those statements.

The Company generates revenue by selling professional grade plant-based therapeutics to individuals and professionals to temporarily relieve minor aches and pains in muscles and joints.

Debt Disclosure

The company has an outstanding loan for $1,077.000.00 with a 7.5% interest rate that matures 3-31-25. This note has been extended several times and the note holder has been willing to continue note extensions to date.

Revenue

From the date of inception (May 15, 2020) through December 31, 2022, the Company has focused on raising capital, marketing and research and development. The Company began generating revenue in Q2, 2022. Accordingly, the Company had $13,454.66 in revenue for the year ended December 31, 2022 compared with $0 from inception until December 31, 2021. For the year ended December 31, 2023 the Company realized revenue totaling $52,527.34.

Expenses

Purchase of IP in 2020 for $2.2M.

During 2022, the Company focused primarily on research and development (R&D) specifically to create the Company's products. R&D expenses in 2022 and 2023 accounted for 15% and 15% of total expenses, respectively. We will continue to invest in R&D in the future, including efforts to augment our professional grade plant-based therapeutics, expand our marketing program as well as focus on improving the overall performance and scalability of the Company.

Liquidity and Capital Resources

The Company had $203,369.76 cash on hand as of December 31, 2022 and $23,526.44 as of December 31, 2023. Currently, we estimate our monthly burn rate to be approximately $50,000 per month until

we receive proceeds from this Offering.

The Company anticipates the proceeds from the offering will be utilized for additional research and development, marketing, investment in sales personnel and working capital. These investments will allow the issuer to ramp up their direct-to-consumer user base and increase the monetization of their marketing programs and advertising revenue to both business and individuals. The proceeds of the offering coupled with the increased monetization of the advertising product will improve the liquidity of the issuer.

In the event Offering is not successful, the Company would seek alternative funding sources or face critical liquidity issues and deplete its cash in less than twelve months. In the event that this situation occurs we would scale back operations and reduce our monthly burn rate to better position ourselves to move forward with alternative fundraising. If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for at least 10 months. This is based on the anticipation that we will increase our monthly burn rate to approximately $50,000 for strategic user acquisition, development, other marketing efforts, new key hires, operations, and other expenses.

Plan of Operations

As we look to the future of the Company, our primary goals include:

- *Continue to scale our direct-to-consumer user base.*
  We are focused on improving the overall performance and scalability of the Company's products to support not just thousands of direct-to-consumer customers today but millions of customers in the future. This requires significant investment in technology and infrastructure, and we are committed to ensuring that our products are effective and can support the rapidly growing user base while maintaining high levels of effective pain relief.

- *Expand our professional grade plant-based therapeutic line with additional products to meet the increasing demand for effective pharmaceutical alternatives.*
  We understand the importance of creating a unique and effective products made from the finest quality plant based ingredients, which is why we continue to invest in developing products that differentiate us from our competitors.

Trends

The company believes that the following trends will continue to influence and shape the plant-based therapeutics market:

Increased Consumer Awareness and Demand

As more individuals become aware of the health benefits and sustainability of plant-based products, demand for natural therapeutics is expected to rise. This growing consumer interest, fueled by a desire for wellness solutions that align with a holistic lifestyle, will drive the market forward.

Integration of Traditional Knowledge with Modern Science

The blending of ancient medicinal practices, such as Ayurveda, with contemporary scientific research is becoming increasingly popular. This trend towards integrating traditional herbal remedies with modern pharmacological methods is expected to enhance the credibility, efficacy, and appeal of plant-based therapeutics.

Advancements in Extraction and Formulation Technologies

Technological innovations in the extraction and formulation of plant-based compounds will enable the development of more potent and targeted therapeutic products. Improved bioavailability and the ability to isolate specific beneficial compounds will enhance product effectiveness.

Regulatory Evolution and Support

As the global regulatory landscape evolves to better accommodate and regulate plant-based therapeutics, the market is expected to benefit from clearer guidelines and increased consumer confidence in these products.

Sustainability and Ethical Sourcing

With an increasing emphasis on environmental sustainability and ethical practices, consumers are demanding transparency in sourcing and production. Brands that prioritize sustainable, ethical sourcing of plant-based ingredients will gain a competitive edge.

Personalized Wellness and Preventative Care

The shift towards personalized medicine and preventative health care is influencing the plant-based therapeutics market. Consumers are seeking tailored wellness solutions that cater to their specific health needs and lifestyle preferences.

Digital Health Integration

The integration of digital health technologies with plant-based therapeutics, through apps and wearable devices that track and support wellness routines, will enhance user experience and outcomes, driving further interest in natural remedies.

By closely monitoring and adapting to these trends, the company is well-positioned to capitalize on the growing opportunities within the plant-based therapeutics market, ensuring continued growth and innovation in its product offerings.

We anticipate all these market trends will impact the operating segments of the Company.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose

here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In the previous fiscal year, ProVEDA entered into the following related party transactions:

Scott Grizzle, Co-Founder & Co-CEO & Co-Chairman, through a wholly-owned subsidiary, converted a $200,000 loan to ProVEDA into 296,296 common shares.

Lee Becker, board member of ProVEDA, converted a $1,335,000 loan to 1,977,778 common shares. Vince Gioe, board member of ProVEDA, purchased 133,333 shares in ProVEDA for $120,000.

In June 2024 ProVEDA Corporation loaned $50,000 to ProVEDA Skin Care, Inc. for purchase of IP from FlowerKist.

RECENT OFFERINGS OF SECURITIES

Since June 2022, the Company has issued 4,490,743 shares of Voting Common Stock, with sales of 2,216,669 shares at a price of $0.90 per share, and by converting old debt to equity of 2,274,074 shares at a price of $0.675 per share, for total gross proceeds to the Company of $3,530,000.00. The Company reserves the right to sell up to an additional 222,222 shares of Voting Common Stock at the $0.90 price per share to potential investors who have already indicated their interest in such shares.

The following table describes the offering structure as of December 10, 2024:

All stock sold in the chart below was done so utilizing the Reg D 506b exemption.

Class of Equity	Offering Dates Start End	Issued and Outstanding	Price per Share	Proceeds from Sale	Use of Proceeds
Voting Common Stock	06/2020 - 06/2020	51,000,000	$.0001	$5,100.00	Set-up Costs
Voting Common Stock	06/2020 - 05/2022	12,418,010	$.30	$3,775,400.40	Purchase IP, Trademark & Inventory

Voting Common Stock – Round B	06/2022 - 06/2024	2,216,669	$.90	$1,995,000.00	Marketing & Operations
Voting Common Stock	05/19/2024 Debt Conversion	2,274,074	$.675	$1,535,000.00	Marketing & Operations
Voting Common Stock Warrants	06/2020 - 06/2024	11,321,462		$0	Consulting Services
Total Shares/Proceeds		**79,230,215**		**$7,310,500.40**	

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the Company Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation, as amended and its Bylaws, which are attached as Exhibit B. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation, as amended and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of 130,000,000 shares of Common Stock comprised of 100,000,000 shares of Voting and 30,000,000 shares of Non-Voting.

Common Stock

Dividend Rights

There are currently no dividend rights provided for holders of Common Stock.

Voting Rights

Each holder of Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Non-Voting Common Stock have no voting rights.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its classes of Common Stock will be entitled to share in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's classes of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any additional classes of stock that we may designate in the future.

What it Means to be a Minority Holder

As an investor in Non-Voting Common Stock of the Company, you will not have any rights in regard

to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of securities

For a year, subject to the right of first refusal described above, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected DealMaker Transfer Agent LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2024 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of a company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When a company seeks cash investments from outside investors, like you, new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in

their potential, as many early-stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How We Determined our Valuation

The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company does not have any outstanding convertible securities currently.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its

fiscal year end (December 31). Once posted, the annual report may be found on the company's website at: https://invest.ProVEDA.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3) it has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Additional Material Information

None

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the

expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of each offering period to change their minds and cancel their investment commitments for any reason. Once an offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount.

During a rolling closing, those investors that have committed funds will be provided three days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C.

There are four primary requirements for early close of the offering, provided the target amount has been reached:

The offering has been open for at least 21 days.

A notice is sent to potential investors and investors who have made commitments that have not yet been accepted, which includes the new anticipated deadline date of the offering, the right to cancel until 48 hours prior to the new anticipated deadline date, and whether new investment commitments will be accepted during the 48-hour period prior to the new anticipated deadline date.

The new anticipated deadline date is scheduled for at least five business days after the notice above is provided.

At the time of the new anticipated deadline date, the issuer continues to meet/exceed the target amount.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://ProVEDA.com/.

The Company must continue to comply with the ongoing reporting requirements until:

      1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://invest.proveda.com/

EXHIBIT A

PROVEDA CORPORATION, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2023 AND 2022

Financial Statements and
Independent Auditor's Report



December 31, 2023 and 2022

ProVEDA Corporation

Table of Contents



INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
ProVEDA

Corporation **Opinion**

We have audited the accompanying financial statements of **ProVEDA Corporation** (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, for the years ended December 31, 2023 and 2022, the Company incurred net losses of $1,106,941 and $3,889,988, respectively, and had negative cash flows from operations in the amount of $889,844 and $2,938,223, respectively. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Jacksonville,
Florida
September 6,
2024

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.



Balance Sheets
December 31, 2023 and 2022

		2023		2022
Assets				
Current assets				
Cash	$	23,526	$	203,370
Other current Assets		9,466		10,549
Total Current Assets		32,992		213,919
Intangible asset, net		1,509,969		1,729,969
TOTAL ASSETS	$	1,542,961	$	1,943,888
Liabilities and Stockholders' Deficit				
Current liabilities				
Accounts payable	$	159,869	$	192,047
Accrued liabilities		403,506		701,314
Related party loans payable		1,485,000		1,075,000
Notes payable		1,077,000		1,077,000
Total Current Liabilities		3,125,375		3,045,361
TOTAL LIABILITIES		3,125,375		3,045,361
Stockholdlers' Deficit				
Common stock, .0001 par, 100,000,000 authorized, 65,112,456 and 64,779,126 issued and outstanding as of December 31, 2023 and 2022, respectfully.		6,511		6,478
Additional paid in capital		6,865,989		6,240,022
Accumulated deficit		(8,454,914)		(7,347,973)
TOTAL STOCKHOLDERS' DEFICIT		(1,582,414)		(1,101,473)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	1,542,961	$	1,943,888

The accompanying notes are an integral part of these financial



Statements of Operations

December 31, 2023 and 2022

		2023		2022
REVENUE				
Total revenue	$	52,527	$	13,455
Cost of goods sold		91,257		49,128
Net Gross Profit (Loss)		(38,730)		(35,673)
EXPENSES				
Sales & marketing expenses		300,041		1,738,005
Research & development expenses		(9,843)		508,454
Depreciation and amortization expense		220,000		220,000
General & administration expenses		657,849		1,275,834
Total operating expenses		1,168,047		3,742,293
PROFIT (LOSS) FROM OPERATIONS		(1,206,777)		(3,777,967)
OTHER INCOME (EXPENSES)				
Interest expense		(87,664)		(111,971)
Other expense		(75,000)		(50)
Related party payable forgiveness		262,500		-
NET LOSS	$	(1,106,941)	$	(3,889,988)

The accompanying notes are an integral part of these financial



Statements of Stockholders' Equity (Deficit)
December 31, 2023 and 2022

	Common Stock $.0001 Shares	Common Stock $.0001 Par Value	Additional Paid In Capital	Retained Deficit	Total
January 1, 2022	62,918,009 $	6,292 $	4,414,208 $	$ (3,457,985)	962,515
Sale of Common Shares for Cash	1,861,117	186	1,374,814	-	1,375,000
Stock compensation	-	-	383,000	-	383,000
Warrants issued for loan extension	-	-	68,000	-	68,000
Net loss	-	-	-	(3,889,988)	(3,889,988)
December 31, 2022	64,779,126	6,478	6,240,022	(7,347,973)	(1,101,473)
Sale of Common Shares for Cash	333,330	33	299,967	-	300,000
Stock compensation	-	-	326,000	-	326,000
Net loss	-	-	-	(1,106,941)	(1,106,941)
December 31, 2023	65,112,456 $	6,511 $	6,865,989 $	(8,454,914) $	(1,582,414)

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial



Statements of Cash Flows
December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,106,941)	$ (3,889,988)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	220,000	220,000
Stock-based compensation expense	326,000	451,000
Gain on extinguishment of debt	(262,500)	-
Changes in assets and liabilities:		
Other assets	1,083	20,862
Accounts payable and accrued liabilities	(67,486)	259,903
Net cash used by operating activities	(889,844)	(2,938,223)
CASH FLOWS FROM INVESTING ACTIVITIES		
Patents & trademarks	-	(7,951)
Net cash used by investing activities	-	(7,951)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from related party advances	410,000	1,075,000
Proceeds from note payable	-	2,000
Sale of shares for cash	300,000	1,375,000
Net cash provided by financing activities	710,000	2,452,000
NET DECREASE IN CASH	(179,844)	(494,174)
Cash at beginning of year	203,370	697,544
Cash at end of year	$ 23,526	$ 203,370
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during year for interest	$ 18,891	$ 40,449
Cash paid during year for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial

ProVEDA Corporation
Notes to the Financial Statements
December 31, 2023 and 2022

Note A – Nature of Business

ProVEDA Corporation (the "Company" or "ProVEDA") is a Delaware corporation. ProVeda was established on May 15, 2020 with the goal of Developing, Manufacturing and Distributing a plant based, Ayurvedic, topical pain cream and a future additional plant based product line.

Note B – Summary of Significant Accounting Policies

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include inventory reserves for obsolescence, allowance for uncollectible receivables, depreciable lives of property and equipment and costs of patents applied for. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company periodically reviews new accounting standards that issued as Accounting Standards Updates ("ASU") by the Financial Accounting Standards Board ("FASB"). The Company carefully considers all new pronouncements that alter previous U.S. GAAP, and has identified the following new accounting standards that it believes merits further discussion. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, *Leases (Topic 842).* The Company elected the package of practical expedients permitted in Accounting Standards Codification ("ASC") 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842,
(b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company determined there was no impact on retained earnings. The Company's current virtual office lease is an operating lease with payment expensed monthly.

Cash

The Company deposits cash with financial institutions which management believes are of high credit quality. The Company does not believe it is exposed to significant risk.

Inventory

Inventories are valued at cost. Inventory is valued at first-in, first-out cost. The Company has established the policy of capitalizing manufacturing materials and supplies, labor, overhead, and expenses allocable to finished goods and assemblies for the inventory valuation. The Company also carries expendable supplies inventory. This includes expendable items that are consumed in the manufacturing process. The

Company has determined that certain ingredients will be changed in the product formulas and elected to expense product inventories for the years ended December 31, 2023 and 2022 as research and development..

Note B – Summary of Significant Accounting Policies (continued)
Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line methods over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The method of depreciation is used over the following estimated useful lives:

	Years
Machinery	5-15
Leasehold improvements	5-15
Computers and software	5
Furniture and equipment	5-15
Buildings	39
Vehicles	5
Land	10

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposition of assets are recorded in the year of disposition. The Company's fixed assets were fully depreciated as of December 31, 2023 and 2022.

Intangible Assets

Intangible assets consist of patents and patents pending and purchased technologies used in the formula of the Companies products. Patents and patents pending are being amortized on the straight-line method over twenty years, but not exceeding the initial expiration date of the patent. The purchased technology is being amortized over 10 years.

Impairment of Long-Lived Assets

Long-lived assets such as property and equipment, and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of December 31, 2023 and 2022.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified,
(iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company's revenues are primarily generated from the sale of products, and represent a single performance obligation and are earned at a point in time when the goods have been shipped. Payment for the remaining customer's is due at the time of sale. The Company's revenues also contain shipping cost to the customers. All revenue is earned in the United States.

Note B – Summary of Significant Accounting Policies (continued)

The Company's revenue by type are summarized as follows for the year ended December 31:

	2023	2022
Product sales	$ 46,773	$ 12,126
Shipping Revenue	5,754	1,329
Total revenues	$ 52,527	$ 13,455

Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include fees paid to outside consultants. Nonrefundable advanced payments, for goods and services that will be used in future reearch and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with ASC 730, *Research and Development*.

Stock-based Compensation

For stock-based compensation awards, the Company measures compensation costs for these awards to employees and non-employees based upon the fair value of the award on the date of grant.

Income Taxes

Effective May 15, 2020, the Company elected to be taxed as a C corporation. The Company files an income tax return in the U.S. Federal jurisdiction. Generally, the Company's tax returns remain open for three years for Federal income tax examination. at December 31, 2023, the Company believes there are no significant uncertain tax positions or liabilities, or interest and penalties associated with uncertain tax positions.

The Company's income tax expense consists of the following components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Note C – Going Concern and Managements Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the years ended December 31, 2023 and 2022, the Company incurred net losses of $1,106,941 and $3,889,988, respectively, and had negative cash flows from operations in the amount of $889,844 and $2,938,223, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern.

ProVEDA made a strategic decision as a Company to remove CBD from the products due to lack of regulatory guidelines and the unclear direction the FDA was moving as it relates to the CBD guidelines in the future. This is creating many issues for the Company at the state level along with several of ProVEDA's target markets including but not limited to college & high school sports, professional sports and the DOD.

ProVEDA was able to replace CBD with other plant-based ingredients and totally reformulate the ProVEDA Max Pain Relief cream with even better efficacy according to the initial testing. Still utilizing ProVEDA's proprietary delivery system to deliver the ingredients to where they are truly needed. This will clear the way for maximum market penetration with no regulatory headwinds for our investors.

The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. Management intends to attempt to raise funds by way of private offerings. While the Company believes in the viability of its strategy to increase sales and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note D – Intangible Assets

Intangible assets consisted of the following as of December 31:

	2023	2022	Useful Life (years)
Intellectual property, Patents & Trademarks Pending	$ 2,200,000	$ 2,200,000	10 years N/A
	79,969	79,969	
Less: accumulated amortization	(770,000)	(550,000)	
Intangible assets, net	$ 1,509,969	$ 1,729,969	

Amortization expense charged to operations for the years ended December 31, 2023 and 2022 was $220,000, respectively. The estimated amortization expense for intangible assets over the remaining useful life is $220,000 per year through 2031.

Note E – Note Payable and Advances from Related Parties

For the years ended December 31, 2023 and 2022, the Company had advances from two board members totaling $1,485,000 and $1,075,000, respectively. These advances did not have a due date and no interest was charged. These advances have been converted into common stock effective May 19, 2024.

For the years ended December 31, 2023 and 2022, the Company had a Note payable to Lawrence Weinstein in the amount of $1,077,000, with a maturity date of May 31, 2025. The payment terms are interest only monthly at a rate not to exceed the lesser of the variable interest rate per the payee's JP

Morgan line of credit at prime +, $6,000 month, or the maximum lawful rate. The outstanding principal amount of the note and all accrued and unpaid interest thereon, shall be due and payable in one installment on May 31, 2025. The Maker may prepay any portion of this entire Note without penalty at any time.

Note F – Shareholders' Equity (Deficit)

The Company has the ability to issue 100,000,000 of $0.0001 par common shares. As of December 31, 2023 and 2022, the Company had issued 65,112,456 and 64,779,126 common shares, respectively. For the years ended December 31, 2023 and 2022, the Company issued 333,330 and 1,861,117 common shares for cash of approximately $300,000 and
$1,375,000, respectively, net of issuance costs.

Note G – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2023 and 2022 since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company's net deferred tax assets are as follows as of December 31:

	2023	2022
Net operating loss carryforward	$ 1,383,000	$ 1,245,000
Inventory reserve	144,000	155,000
Intangible assets	195,000	139,000
Stock-based compensation	-	-
Valuation allowance	(1,722,000)	(1,539,000)
Net deferred tax asset	$ -	$ -

At December 31, 2023 and 2022, the Company had federal net operating loss carryforwards of approximately $5,500,000 and $4,900,000, respectively. The federal net operating losses beginning in 2018 may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The deferred tax asset has been adjusted to account for the limitation. All losses were generated after 2018. The Company's federal and state blended tax rate was 25.34% for the years ended December 31, 2023 and 2022, respectively.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2023 and 2022.

Note H – Related Party Activity

Related Party Payables

The Company has payables due to various related parties of $682,000 as of December 31, 2022, as of which $262,500 was written off in 2023 as several board members choose to waiver their fees since the Company needed these funds to continue operating. This is reported as related party payable forgiveness on the accompanying December 31, 2023 statement of operations. As of December 31, 2023 the guaranteed board payables were $267,222. These are included in the current liabilities payable on the accompanying balance sheets.

ProVEDA Corporation
Notes to the Financial Statements
December 31, 2023 and 2022

Note I – Warrants

Warrants issued or granted along with reasons of origination, are summarized as follows as of December 31:

	2023	2022
Warrants issued to purchase Common Stock with an exercise price of $.30, 10-year expiration date	17,488,129	17,488,129
Warrants issued to purchase Common Stock with an exercise price of $.90, 10-year expiration date	1,350,000	1,350,000
Total	18,838,129	18,838,129

A summary of the warrant liability for the years ended December 31, 2023 and 2022 is as follows:

	Number of Warrants	Weighted-Average Exercise Price
Outstanding at December 31, 2021	17,488,129	$.30
Granted	1,350,000	$.90
Outstanding at December 31, 2022	18,838,129	$.34
Granted	-	$.34
Outstanding at December 31, 2023	18,838,129	$.34
Exercisable as of December 31, 2023	5,304,462	$.34

The warrants outstanding as of December 31, 2023 and 2022 have a weighted-average remaining contractual life of approximately 6.4 years. Applying the Black Scholes valuation model, the Company use the following assumptions for the 2022 Warrants:

Common stock price	$.90
Strike price	$.90
Risk-Free interest rate	3.12%
Expiration	10 years
Expected volatility	100%
Expected term	5 years

Based on the assumptions used, the Company recognized $326,000 and $383,000 of stock compensation expense in general and administrative expenses in the statements of operations for the years ending December 31, 2023 and 2022, respectively. In addition during 2022, 100,000 warrants were issued for a loan extension and were expensed for $68,000. Unamortized discount related to these warrants amounts to $666,500 as of December 31, 2023. This expense will be recognized in 2024.

The accompanying notes are an integral part of these financial

14

Note J – Subsequent Events

Effective June 11, 2024, ProVEDA Corporation incorporated ProVEDA Skincare, Inc. as a wholly-owned subsidiary of the Company.

Effective June 13, 2024, ProVEDA Skincare, Inc reached an agreement with the same company that ProVEDA Corporation acquired its original products from to acquire additional product lines and assets. As part of the agreement the Company's subsidiary ProVEDA Skincare, Inc. will issue 22,222,222 shares of common stock and will pay $400,000 of cash consideration. In addition, the original warrant agreement dated June 16, 2020 for 7,650,000 $0.30 warrants were cancelled and adjustments were made to the revenue share percentages required for all three products that were purchased in the asset purchase agreement dated June 16, 2020.

Subsequent to December 31, 2023, the Company issued 522,222 shares of common stock at a price of $0.90 per share for total proceeds of $470,000.

Subsequent to December 31, 2023, a total of $1,535,000 of related party advances were converted to 2,274,074 shares of common stock at a price of $0.675 per share.

Subsequent to December 31, 2023, the Company issued 133,333 warrants to purchase common stock with an exercise price of $0.90, with a 10-year expiration date, to a new board member for his services.

In preparing the accompanying financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 6, 2024, the date the financial statements were available to be issued.

The accompanying notes are an integral part of these financial

EXHIBIT B

BYLAWS

BYLAWS

OF

PROVEDA CORPORATION

A Delaware Corporation

TABLE OF CONTENTS

BYLAWS

OF

PROVEDA CORPORATION

A Delaware Corporation

PREAMBLE

These Bylaws (these "Bylaws") are subject to, and governed by, the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law") and the certificate of incorporation (as the same may be amended and restated from time to time) of ProVEDA Corporation, a Delaware corporation (the "Corporation"). In the event of a direct conflict between the provisions of these Bylaws and the mandatory provisions of the Delaware General Corporation Law or the provisions of the certificate of incorporation of the Corporation (the "Certificate of Incorporation"), such provisions of the Delaware General Corporation Law or the Certificate of Incorporation, as the case may be, will be controlling.

ARTICLE I: OFFICES

1.1   <u>Registered Office and Agent</u>. The registered agent of the Corporation shall be as designated from time to time by the appropriate filing by the Corporation in the office of the Secretary of State of the State of Delaware.

1.2   <u>Other Offices</u>. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or as the business of the Corporation may require.

ARTICLE II: MEETINGS OF STOCKHOLDERS

2.1   <u>Annual Meeting</u>. An annual meeting of stockholders of the Corporation shall be held each calendar year on such date and at such time as shall be designated from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. At such meeting, the stockholders shall elect directors and transact such other business as may properly be brought before the meeting.

2.2   <u>Special Meeting</u>. A special meeting of the stockholders may be called, and business to be considered at any such meeting may be proposed, at any time by a majority of the members of the board of directors or by the holder(s) of at least ten twenty-five (25%) of the issued and outstanding stock entitled to vote on such matters properly coming before a special meeting of the stockholders.

A special meeting called by the board of directors shall be held on such date and at such time as shall be designated by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting. If a special meeting is called by the holder(s) of at least ten twenty-five (25%) of the outstanding stock entitled to vote, the request shall be in writing, signed by such stockholder(s), specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board, the President, or the Secretary of the corporation. The officer receiving such request forthwith shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Sections 2.3 and 2.4 of this Article II that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person(s) requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.2 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by the board of directors may be held. Only such business shall be transacted at any special meeting as may be stated or indicated in the notice of such meeting or in a duly executed waiver of notice of such meeting.

2.3   Place of Meetings. An annual or special meeting of stockholders may be held at any place within or without the State of Delaware designated by the board of directors. A special meeting of stockholders may be held at any place within or without the State of Delaware designated in the notice of the meeting or a duly executed waiver of notice of such meeting. Meetings of stockholders shall be held at the principal office of the Corporation unless another place is designated for meetings in the manner provided herein.

2.4   Notice. Written or printed notice stating the place, day, and time of each meeting of the stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person(s) calling the meeting, to each stockholder of record entitled to vote at such meeting. If such notice is to be sent by mail, it shall be directed to each stockholder at his address as it appears on the records of the Corporation, unless he shall have filed with the Secretary of the Corporation a written request that notices to him be mailed to some other address, in which case it shall be directed to him at such other address. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy and shall not, at the beginning of such meeting, object to the transaction of any business because the meeting is not lawfully called or convened, or who shall, either before or after the meeting, submit a signed waiver of notice, in person or by proxy.

2.5   Notice of Stockholder Business at Annual Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of a majority of the members of the board of directors, or (iii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice

provided for in this bylaw, who shall be entitled to vote at such meeting, and who complies with the notice procedures set forth in paragraph (b) of this bylaw.

(b)   For business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation at the Corporation's principal place of business. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than thirty (30) days nor more than ninety (90) days prior to the first anniversary of the preceding year's annual meeting. Any notice given during this period will remain valid in the event the meeting date is rescheduled.   In the event that the date of the meeting is changed by more than thirty (30) days from such anniversary date, notice by the stockholder to be timely also may be received no later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made. A stockholder's notice to the Secretary with respect to business to be brought at an annual meeting shall set forth (1) the nature of the proposed business with reasonable particularity, including the exact text of any proposal to be presented for adoption, and the reasons for conducting that business at the annual meeting, (2) with respect to each such stockholder, that stockholder's name and address (as they appear on the records of the Corporation), business address and telephone number, residence address and telephone number, and the number of shares of each class of capital stock of the Corporation beneficially owned by that stockholder, and (3) any interest of the stockholder in the proposed business.

(c)   Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this bylaw. The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the procedures prescribed by these bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Nothing in this bylaw shall relieve a stockholder who proposes to conduct business at an annual meeting from complying with all applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.

2.6   Voting List. At least ten (10) days before each meeting of stockholders, the Secretary or other officer of the Corporation who has charge of the Corporation's stock ledger, either directly or through another officer appointed by him or through a transfer agent appointed by the board of directors, shall prepare a complete list of stockholders entitled to vote thereat, arranged in alphabetical order and showing the address of each stockholder and number of shares registered in the name of each stockholder. For a period of ten (10) days prior to such meeting, such list shall be kept on file at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting or a duly executed waiver of notice of such meeting or, if not so specified, at the place where the meeting is to be held and shall be open to examination by any stockholder during ordinary business hours. Such list shall be produced at such meeting and kept at the meeting at all times during such meeting and may be inspected by any stockholder who is present.

2.7 <u>Quorum</u>. The holders of a majority of the outstanding shares entitled to vote on a matter, present in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by law, the Certificate of Incorporation, or these bylaws. If a quorum shall not be present, in person or by proxy, at any meeting of stockholders, the stockholders entitled to vote thereat who are present, in person or by proxy, or, if no stockholder entitled to vote is present, any officer of the Corporation may adjourn the meeting from time to time, without notice other than announcement at the meeting (unless the board of directors, after such adjournment, fixes a new record date for the adjourned meeting), until a quorum shall be present, in person or by proxy. At any adjourned meeting at which a quorum shall be present, in person or by proxy, any business may be transacted which may have been transacted at the original meeting had a quorum been present; provided that, if the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

2.8 <u>Required Vote; Withdrawal of Quorum</u>. When a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before such meeting, unless the question is one on which, by express provision of statute, the Certificate of Incorporation, or these bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.9 <u>Method of Voting; Proxies</u>. Except as otherwise provided in the Certificate of Incorporation or these bylaws, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Elections of directors need not be by written ballot. At any meeting of stockholders, every stockholder having the right to vote may vote either in person or by a proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Each such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after three years from the date of its execution, unless otherwise provided in the proxy. If no date is stated in a proxy, such proxy shall be presumed to have been executed on the date of the meeting at which it is to be voted. Each proxy shall be revocable unless expressly provided therein to be irrevocable and coupled with an interest sufficient in law to support an irrevocable power or unless otherwise made irrevocable by law.

2.10 <u>Record Date</u>. (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, for any such determination of stockholders, such date in any case to be not more than sixty (60) days and not less than ten (10) days prior to such meeting nor more than sixty (60) days prior to any other action. If no record date is fixed:

(i)   The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii)   The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

(iii)   A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

(b)   Conduct of Meeting. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the President shall preside at all meetings of stockholders. The Secretary shall keep the records of each meeting of stockholders. In the absence or inability to act of any such officer, such officer's duties shall be performed by the officer given the authority to act for such absent or non-acting officer under these bylaws or by some person appointed by the meeting.

(c)   Inspectors. The board of directors may, in advance of any meeting of stockholders, appoint one or more inspectors to act at such meeting or any adjournment thereof. If any of the inspectors so appointed shall fail to appear or act, the chairman of the meeting shall, or if inspectors shall not have been appointed, the chairman of the meeting may, appoint one or more inspectors. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall determine the number of shares of capital stock of the Corporation outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the validity and effect of proxies and shall receive votes, ballots, or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots, or consents, determine the results, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the chairman of the meeting, the inspectors shall make a report in writing of any challenge, request, or matter determined by them and shall execute a certificate of any fact found by them. No director or candidate for the office of director shall act as an inspector of an election of directors. Inspectors need not be stockholders.

2.11   Stockholder Action Without a Meeting. Notwithstanding any provision contained in these bylaws, any act required or permitted to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of not less than a majority of the outstanding stock entitled to vote on such action and delivered to the Secretary of the Corporation. Stockholders may participate in and hold a meeting of the stockholders by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting may hear one another.

ARTICLE III: DIRECTORS

3.1   Management. The business and property of the Corporation shall be managed by the board of directors. Subject to the restrictions imposed by law, the Certificate of Incorporation, or these bylaws, the board of directors may exercise all the powers of the Corporation.

3.2   Number; Qualification; Election; Eligibility; Term. Except as otherwise provided in the Certificate of Incorporation, the number of directors which shall constitute the entire board of directors shall from time to time be fixed exclusively by the board of directors by a resolution adopted by a majority of the entire board of directors serving at the time of that vote. Except as otherwise required by law, the Certificate of Incorporation, or these bylaws, the directors of the Corporation shall be elected at an annual meeting of stockholders at which a quorum is present by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors or a class of directors. Cumulative voting for the election of directors is prohibited. None of the directors need be a stockholder of the Corporation or a resident of the State of Delaware. Each director must have attained the age of majority. All directors must, in order to be elected, meet the eligibility requirements of Section 3.3.

3.3   Nomination of Director Candidates.

(a) Nominations of persons for election to the board of directors of the Corporation at a meeting of stockholders may be made (i) by or at the direction of the board of directors or (ii) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this bylaw, who shall be entitled to vote for the election of the director so nominated.

(b)   Nominations by stockholders shall be made pursuant to timely notice in writing to the Secretary of the Corporation at the Corporation's principal place of business. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than thirty (30) days nor more than ninety (90) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the earlier of the date on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made, and (ii) in the case of a special meeting at which directors are to be elected, not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure of the meeting date was made. Such notice shall set forth (i) as to each nominee for election as a director all information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors, or that otherwise would be required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to serving as a director if elected and, if applicable, to being named in the proxy statement as a nominee), and (ii) if the nomination is submitted by a stockholder of record, (A) the name and address, as they appear on the Corporation's books, of such stockholder of record and the name and address of the beneficial owner, if different, on whose behalf the nomination is

made and (B) the class and number of shares of the Corporation which are beneficially owned and owned of record by such stockholder of record and such beneficial owner.

(c)   No person shall be eligible to serve as a director of the Corporation unless nominated in accordance with the procedures set forth in this bylaw. The election of any director in violation of this bylaw shall be void and of no effect. The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by these bylaws, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this bylaw.

3.4   Change in Number. If the number of directors that constitutes the whole board of directors is changed in accordance with the Certificate of Incorporation and these bylaws, the majority of the whole board of directors that adopts the change shall also fix and determine the number of directors comprising each class. No decrease in the number of directors constituting the entire board of directors shall have the effect of shortening the term of any incumbent director.

3.5   Removal. Except as otherwise provided in the Certificate of Incorporation, these bylaws, or by law, at the annual meeting of stockholders or at any special meeting of stockholders called expressly for that purpose, a director of any class of directors may be removed before the expiration date of that director's term of office, with our without cause, by an affirmative vote of the holders of not less than a majority of the outstanding shares of the capital stock of the Corporation entitled to vote at an annual election of directors or class of directors, voting together as a single class.

3.6   Newly Created Directorships and Vacancies.   Newly-created directorships resulting from any increase in the authorized number of directors and vacancies on the board of directors may be filled by no less than a majority vote of the remaining directors then in office, and each director so chosen shall receive the classification of the vacant directorship to which he or she has been appointed or, if it is a newly created directorship, shall receive the classification that at least a majority of the board of directors designates and shall, subject to the last sentence of this paragraph, hold office until the first annual meeting of stockholders held after his or her appointment for the purpose of electing directors of that classification and until his successor is elected and qualified or, if earlier, until his death, resignation, retirement, disqualification, or removal from office. If there are no directors in office, an election of directors may be held in the manner provided by statute. Except as otherwise provided in these bylaws, when one or more directors shall resign from the board of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in these bylaws with respect to the filling of other vacancies. A director elected by the directors to fill a vacancy, including a newly created directorship, for an unexpired term which extends beyond the next annual meeting must be elected by the stockholders at that annual meeting to continue to fill the unexpired term.

3.7   <u>Meetings of Directors</u>. The directors may hold their meetings and may have an office and keep the books of the Corporation, except as otherwise provided by statute, in such place or places within or without the State of Delaware as the board of directors may from time to time determine or as shall be specified in the notice of such meeting or duly executed waiver of notice of such meeting.

3.8   <u>Election of Officers</u>. At the first meeting of the board of directors after each annual meeting of stockholders at which a quorum shall be present, the board of directors shall elect the officers of the Corporation.

3.9   <u>Regular Meetings</u>. Regular meetings of the board of directors shall be held at such times and places as shall be designated from time to time by resolution of the board of directors. Notice of such regular meetings shall not be required.

3.10   <u>Special Meetings</u>. Special meetings of the board of directors shall be held whenever called by the Chairman of the Board, the President, or any director.

3.11   <u>Notice</u>. The Secretary shall give written or printed notice of each special meeting to each director no later than five (5) days before the meeting. Notice of any such meeting need not be given to any party entitled to notice who shall, either before or after the meeting, submit a signed waiver of notice or who shall attend such meeting without protesting, prior to or at its commencement, the lack of notice to him. Such notice shall state the place, day and time of the meeting and the purpose or purposes for which the meeting is called. If the special meeting is called by the Chairman of the Board or President, and such person determines, in his or her sole discretion that notice required above would not permit timely action upon the matter to be acted upon at the meeting, then notice shall be given to each director not less than 24 hours before the time of such meeting, either personally or by telephone, telegram. or facsimile or electronic transmission.

3.12   <u>Quorum; Majority Vote</u>. At all meetings of the board of directors, a majority of the directors fixed in the manner provided in these bylaws shall constitute a quorum for the transaction of business. If at any meeting of the board of directors there be less than a quorum present, a majority of those present or any director solely present may adjourn the meeting from time to time without further notice. Unless the act of a greater number is required by law, the Certificate of Incorporation, or these bylaws, the act of a majority of the directors present at a meeting at which a quorum is in attendance shall be the act of the board of directors. At any time that the Certificate of Incorporation provides that directors elected by the holders of a class or series of stock shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of such directors.

3.13   <u>Procedure</u>. At meetings of the board of directors, business shall be transacted in such order as from time to time the board of directors may determine. The Chairman of the Board, if such office has been filled, and, if not or if the Chairman of the Board is absent or otherwise unable to act, the President, if he is a director, shall preside at all meetings of the board of directors.

In the absence or inability to act of either such officer, a chairman shall be chosen by the board of directors from among the directors present. The Secretary of the Corporation shall act as the secretary of each meeting of the board of directors unless the board of directors appoints another person to act as secretary of the meeting. The board of directors shall keep regular minutes of its proceedings which shall be placed in the minute book of the Corporation.

3.14   Presumption of Assent. A director of the Corporation who is present at the meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall forward any dissent by certified or registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who votes in favor of such action.

3.15   Compensation. The board of directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, paid to directors for attendance at regular or special meetings of the board of directors or any committee thereof; provided, that nothing contained herein shall be construed to preclude any director from serving the Corporation in any other capacity or receiving compensation therefor.

ARTICLE IV: COMMITTEES

4.1   Designation. The board of directors may, by resolution adopted by a majority of the entire board of directors, designate one or more committees.

4.2   Number; Qualification; Term. Each committee shall consist of one or more directors appointed by resolution adopted by a majority of the entire board of directors. The number of committee members may be increased or decreased from time to time by resolution adopted by a majority of the entire board of directors. Each committee member shall serve as such until the earliest of (i) the expiration of his term as director, (ii) his resignation as a committee member or as a director, or (iii) his removal as a committee member or as a director.

4.3   Committee Changes. The board of directors shall have the power at any time to fill vacancies in, to change the membership of, and to discharge any committee.

4.4   Alternate Members of Committees. The board of directors may designate one or more directors as alternate members of any committee. Any such alternate member may replace any absent or disqualified member at any meeting of the committee. If no alternate committee members have been so appointed to a committee or each such alternate committee members is absent or disqualified, the member or members of such committee present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.

4.5   Regular Meetings. Regular meetings of any committee may be held without notice at such time and place as may be designated from time to time by the committee and communicated to all members thereof.

4.6   Special Meetings. Special meetings of any committee may be held whenever called by any committee member. The committee member calling any special meeting shall cause notice of such special meeting, including therein the time and place of such special meeting, to be given to each committee member at least two days before such special meeting.

4.7   Quorum; Majority Vote. At meetings of any committee, a majority of the number of members designated by the board of directors shall constitute a quorum for the transaction of business. If a quorum is not present at a meeting of any committee, a majority of the members present any adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. The act of a majority of the members present at any meeting at which a quorum is in attendance shall be the act of a committee, unless the act of a greater number is required by law, the Certificate of Incorporation, or these bylaws.

4.8   Minutes. Each committee shall cause minutes of its proceedings to be prepared and shall report the same to the board of directors upon the request of the board of directors. The minutes of the proceedings of each committee shall be delivered to the Secretary of the Corporation for placement in the minute books of the Corporation.

4.9   Compensation. Committee members may, by resolution of the board of directors, be allowed a fixed sum and expenses of attendance, if any, for attending any committee meetings or a stated salary.

4.10   Responsibility. The designation of any committee and the delegation of authority to it shall not operate to relieve the board of directors or any director of any responsibility imposed upon it or such director by law.

ARTICLE V: NOTICE

5.1   Method. Whenever by statute, the Certificate of Incorporation, or these bylaws, notice is required to be given to any committee member, director, or stockholder and no provision is made as to how such notice shall be given, personal notice shall not be required and any such notice may be given (a) in writing, by mail, postage prepaid, addressed to such committee member, director or stockholder at his address as it appears on the books or (in the case of a stockholder) the stock transfer records of the Corporation, or (b) by any other method permitted by law (including but not limited to overnight courier service, telegram, telex, telefax or electronic transmission). Any notice required or permitted to be given by mail shall be deemed to be delivered and given at the time when the same is deposited in the United States mail as aforesaid. Any notice required or permitted to be given by overnight courier service shall be deemed to be delivered and given at the time delivered to such service with all charges prepaid and addressed as aforesaid. Any notice required or permitted to be given by telegram, telex, telefax or electronic

transmission shall be deemed to be delivered and given at the time transmitted with all applicable charges prepaid and addressed as aforesaid.

5.2   Waiver. Whenever any notice is required to be given to any stockholder, director or committee member of the Corporation by statute, the Certificate of Incorporation, or these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a stockholder, director, or committee member at a meeting shall constitute a waiver of notice of such meeting, except where such person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE VI: OFFICERS

6.1   Number; Titles; Term of Office. The officers of the Corporation shall be a President, a Secretary, and such other officers as the board of directors may from time to time elect or appoint, including, but not limited to, a Chairman of the Board, a Chief Executive Officer, one or more Vice Presidents (with each Vice President to have such descriptive title, if any, as the board of directors shall determine), and a Treasurer. Each officer shall hold office until his successor shall have been duly elected and shall have qualified, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided. Any two or more offices may be held by the same person. None of the officers need be a stockholder or a director of the Corporation or a resident of the State of Delaware.

6.2   Removal. Any officer or agent elected or appointed by the board of directors may be removed by the board of directors whenever in its judgment the best interest of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

6.3   Vacancies. Any vacancy occurring in any office of the Corporation (by death, resignation, removal, or otherwise) may be filled by the board of directors.

6.4   Authority. Officers shall have such authority and perform such duties in the management of the Corporation as are provided in these bylaws or as may be determined by resolution of the board of directors not inconsistent with these bylaws.

6.5   Compensation. The compensation, if any, of officers and agents shall be fixed from time to time by the board of directors; provided, however, that the board of directors may delegate to a committee of the board of directors, the Chairman of the Board or the President the power to determine the compensation of any officer or agent (other than the officer to whom such power is delegated).

6.6   Chairman of the Board. The Chairman of the Board, if elected by the board of directors, shall have such powers and duties as may be prescribed by the board of directors. Such

officer shall preside at all meetings of the stockholders and of the board of directors. Such officer may sign all certificates for shares of stock of the Corporation.

6.7   <u>Chief Executive Officer</u>. Unless the board of directors designates otherwise, the President shall be the chief executive officer of the Corporation. The Chief Executive Officer shall preside at all meetings of the stockholders.   The Chief Executive Officer shall have such other powers and duties as usually pertain to such office or as may be delegated by the board of directors.

6.8   <u>President</u>. The President shall, subject to the board of directors, have general executive charge, management, and control of the properties and operations of the Corporation in the ordinary course of its business, with all such powers with respect to such properties and operations as may be reasonably incident to such responsibilities. If the board of directors has not elected a Chairman of the Board or in the absence of inability to act of the Chairman of the Board, the President shall exercise all of the powers and discharge all of the duties of the Chairman of the Board.   As between the Corporation and third parties, any action taken by the President in the performance of the duties of the Chairman of the Board shall be conclusive evidence that there is no Chairman of the Board or that the Chairman of the Board is absent or unable to act.

6.9   <u>Vice Presidents</u>. Each Vice President shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President, and (in order of their seniority as determined by the board of directors, or in the absence of such determination, as determined by the length of time they have held the office of Vice President) shall exercise the powers of the President during that officer's absence or inability to act.   As between the Corporation and third parties, any action taken by a Vice President in the performance of the duties of the President shall be conclusive evidence of the absence or inability to act of the President at the time such action was taken.

6.10   <u>Treasurer</u>. The Treasurer shall have custody of the Corporation's funds and securities, shall keep full and accurate account of receipts and disbursements, shall deposit all monies and valuable effects in the name and to the credit of the Corporation in such depository or depositories as may be designated by the board of directors, and shall perform such other duties as may be prescribed by the board of directors, the Chairman of the Board, or the President.

6.11   <u>Assistant Treasurers</u>. Each Assistant Treasurer shall have such power and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President. The Assistant Treasurers (in the order of their seniority as determined by the board of directors or, in the absence of such a determination, as determined by the length of time they have held the office of Assistant Treasurer) shall exercise the powers of the Treasurer during that officer's absence or inability to act.

6.12   <u>Secretary</u>. Except as otherwise provided in these bylaws, the Secretary shall keep the minutes of all minutes of all meetings of the board of directors and of the stockholders in books provided for that purpose, and he shall attend to the giving and service of all notices. He may sign with the Chairman of the Board or the President, in the name of the Corporation, all contracts of the Corporation and affix the seal of the Corporation thereto. He may sign with the Chairman of the Board or the President all certificates for shares of stock of the Corporation, and he shall have

charge of the certificate books, transfer books, and stock papers as the board of directors may direct, all of which shall at all reasonable times be open to inspection by any director upon application at the office of the Corporation during business hours. He shall in general perform all duties incident to the office of the Secretary, subject to the control of the board of directors, the Chairman of the Board, and the President.

6.13   Assistant Secretaries. Each Assistant Secretary shall have such powers and duties as may be assigned to him by the board of directors, the Chairman of the Board, or the President. The Assistant Secretaries (in the order of their seniority as determined by the board of directors or, in the absence of such a determination, as determined by the length of time they have held the office of Assistant Secretary) shall exercise the powers of the Secretary during that officer's absence or inability to act.

ARTICLE VII: CERTIFICATES AND STOCKHOLDERS

7.1   Certificates for Shares. Certificates for shares of stock of the corporation shall be in such form as shall be approved by the board of directors. The certificates shall be signed by the Chairman of the Board or the President or a Vice President and also by the Secretary or an Assistant Secretary or by the Treasurer or an Assistant Treasurer. Any and all signatures on the certificate may be a facsimile and may be sealed with the seal of the Corporation or a facsimile thereof. If any officer, transfer agent, or registrar who has signed, or whose facsimile signature has been placed upon, a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. The certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued and shall exhibit the holder's name and the number of shares.

7.2   Replacement of Lost or Destroyed Certificates. The board of directors may direct a new certificate or certificates to be issued in place of a certificate or certificates theretofore issued by the Corporation and alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate or certificates representing shares to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond with a surety or sureties satisfactory to the Corporation in such sum as it may direct as indemnity against any claim, or expense resulting from a claim, that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost or destroyed and/or to satisfy any other reasonable requirements imposed by the Corporation.

7.3   Transfer of Shares. Shares of stock of the Corporation shall be transferable only on the books of the Corporation by the holders thereof in person or by their duly authorized attorneys or legal representatives. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation or its transfer agent shall issue

a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

7.4   Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

7.5   Regulations. The board of directors shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration or the replacement of certificates for shares of stock of the Corporation.

7.6   Legends. The board of directors shall have the power and authority to provide that certificates representing shares of stock bear such legends as the board of directors deems appropriate to assure that the Corporation does not become liable for violations of federal or state securities laws or other applicable law.

ARTICLE VIII: MISCELLANEOUS PROVISIONS

8.1   Dividends. Subject to provisions of law and the Certificate of Incorporation, dividends may be declared by the board of directors at any regular or special meeting and may be paid in cash, in property, or in shares of capital stock of the Corporation. Such declaration and payment shall be at the discretion of the board of directors.

8.2   Reserves. There may be created by the board of directors out of funds of the Corporation legally available therefor such reserve or reserves as the directors from time to time, in their discretion, consider proper to provide for contingencies, to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the board of directors shall consider beneficial to the Corporation, and the board of directors may modify or abolish any such reserve in the manner in which it was created.

8.3   Books and Records. The Corporation shall keep correct and complete books and records of account, shall keep minutes of the proceedings of its stockholders and board of directors and shall keep at its registered office or principal place of business, or at the office of its transfer agent or registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of the shares held by each.

8.4   Fiscal Year. The fiscal year of the Corporation shall be fixed by the board of directors; provided, that if such fiscal year is not fixed by the board of directors and the selection of the fiscal year is not expressly deferred by the board of directors, the fiscal year shall be the calendar year.

8.5   Seal. The seal of the Corporation shall be such as from time to time may be approved by the board of directors.

8.6   Resignations. Any director, committee member, or officer may resign by so stating at any meeting of the board of directors or by giving written notice to the board of directors, the Chairman of the Board, the President, or the Secretary. Such resignation shall take effect at the time specified therein or, if no time is specified therein, immediately upon its receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

8.7   Securities of Other Corporations. With the prior approval of a majority of the Corporation's board of directors, the Chairman of the Board, the President, or any Vice President, the Corporation shall have the power and authority to transfer, endorse for transfer, vote, consent, or take any other action with respect to any securities of another issuer which may be held or owned by the Corporation and to make, execute, and deliver any waiver, proxy or consent with respect to any such securities.

8.8   Telephone Meetings. Stockholders (acting for themselves or through a proxy), members of the board of directors and members of a committee of the board of directors may participate in and hold a meeting of such stockholders, board of directors or committee by means of a conference telephone or similar communications equipment by means of which persons participating in the meeting can hear each other and participation in a meeting pursuant to this section shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

8.9   Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or by these bylaws, any action required or permitted to be taken at a meeting of the board of directors, or of any committee of the board of directors, may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all the directors or all the committee members, as the case may be, entitled to vote with respect to the subject matter thereof, and such consent shall have the same force and effect as a vote of such directors or committee members, as the case may be, and may be stated as such in any certificate or document filed with the Secretary of State of the State of Delaware or in any certificate delivered to any person. Such consent or consents shall be filed with the minutes of proceedings of the board or committee, as the case may be.

8.10   Invalid Provisions. If any part of these bylaws shall be held invalid or inoperative for any reason, the remaining parts, so far as it is possible and reasonable, shall remain valid and operative.

8.11   Mortgages, etc. With respect to any deed, deed of trust, mortgage or other instrument executed by the Corporation through its duly authorized officer or officers, the attestation to such execution by the Secretary of the Corporation shall not be necessary to constitute such deed, deed of trust, mortgage or other instrument a valid and binding obligation against the

Corporation unless the resolutions, if any, of the board of directors authorizing such execution expressly state that such attestation is necessary.

8.12   Headings. The headings used in these bylaws have been inserted for administrative convenience only and do not constitute matter to be construed in interpretation.

8.13   References. Whenever herein the singular number is used, the same shall include the plural where appropriate, and words of any gender should include each other gender where appropriate.

8.14   Amendments. These bylaws may be altered, amended, or repealed or new bylaws may be adopted by the board of directors at any regular meeting of the board of directors or at any special meeting of the board of directors if notice of such alteration, amendment, repeal, or adoption of new bylaws be contained in the notice of such special meeting.

Certified as adopted by the Board of Directors as of May 15, 2020.

_____
Scott Grizzle, Secretary

EXHIBIT C

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

PROVEDA CORPORATION

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY KORECONX USA INC. ON BEHALF OF MUNDIAL FINANCIAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN

MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION

THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: PROVEDA CORPORATION
495 GRAND BLVD STE 206
MIRAMAR BEACH, FL 32550

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase non-voting Common Stock (the "Securities"), of PROVEDA CORPORATION, a Delaware Corporation (the "Company"), at a purchase price of **$1.70** per share (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the non-voting Common Stock are as set forth in the Certificate of Incorporation and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

i) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate number of Securities sold shall not exceed 882,352 (the "Oversubscription Offering"). The Company may accept subscriptions until April 30, 2025 (the "Termination Date").

Providing that subscriptions for 882,352 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering (each such closing, a "Closing"), on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by East West Bank (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer USA LLC, (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   <u>Representations and Warranties of the Company.</u>

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities.</u> The issuance, sale, and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold, and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   <u>Authority for Agreement.</u> The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   <u>Financial statements.</u> Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present in all material respects (i) the financial condition of the Company as of the respective dates they were prepared and (ii) the results of the operations and cash flows of the Company for the periods indicated.

(g)   <u>Proceeds.</u> The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Member information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Member (or potential Member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber

further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> PROVEDA
> CORPORATION
> 495 GRAND BLVD.,
> SUITE 206
> MIRAMAR   BEACH,
> FL 32550
>
> If to a Subscriber, to Subscriber's address as shown on the signature
> page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(d), 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities

shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. <u>Subscription Procedure</u>. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the intermediary's partner, KoreConX USA, Inc.("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the

employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

(i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).